9/14



06016846

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Eneco Holdings Limited

*CURRENT ADDRESS: Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35011 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/14/06

EMECO HOLDINGS PTY LTD ABN 89 112 188 815 **ANNUAL REPORT 2005**



Emeco rents and sells quality, low-houred earthmoving equipment, primarily within the coal, gold, and iron ore mining sectors and the civil construction sector in Australia. Mining customers accounted for approximately 91% of FY2005 Rental Revenue, with the remainder from civil construction customers.



RENTAL
REVENUES
BY SECTOR

Civil Construction	9.2%
• Mining	90.8%
COAL	45.9%
IRON ORE	15.0%
GOLD	29.9%

In recent years, Emeco has expanded its operations into the Indonesian and United States markets.

Emeco's Rental division offers a wide range of heavy earthmoving equipment but concentrates on non specialist, mid-sized mining equipment that can be readily redeployed to a wide customer base, or sold into the global used earthmoving equipment market.

In the past three years, growing demand for rental equipment has seen Emeco increase its Australian fleet to 319 pieces up 34%. The average size of equipment has also increased in line with an overall industry shift towards larger machines and Emeco's increasing focus on core production equipment.

The Sales division sells a wide range of quality, low-houred earthmoving equipment to customers in the civil construction sector as well as some mining companies. Sourcing and disposal of equipment occur via Emeco's global procurement network.

When it comes to large-scale earthmoving projects companies generally need big heavy machines to get the job done quickly and efficiently. And when organisations look to rent or buy big machines to do this work, they usually look to Emeco – Australia's leading provider of earthmoving equipment.

BIG ASSETS

EMECO'S RENTAL EARTHMOVING EQUIPMENT RANGE



Truck
35 tonne Small construction
50 tonne
100 tonne
150 tonne
200 tonne
250 tonne
300 tonne Large mines
Dozer
15 tonne Small construction
25 tonne
35 tonne
45 tonne
60 tonne
100 tonne
150 tonne Large mines
Loader
100 kW Small construction
125 kW
150 kW
200 kW
300 kW
500 kW
1000 kW
1300kW Large mines
Excavator
10 tonne Small construction
20 tonne
35 tonne
100 tonne
200 tonne
300 tonne
450 tonne
600 tonne Large mines
Grader
100 kW Small construction
110 kW
150 kW
200 kW Large mines

Emeco operates in the heavy earthmoving equipment market, in which demand is driven by the volume of earth moved in the mining and civil construction sectors in Australia, Indonesia and the United States


CATERPILLAR
785B

BIG INDUSTRIES



The volume of earth moved in Emeco's existing mining markets has grown strongly in recent years, and is forecast to continue growing. In 2004, approximately 8.1 million tonnes of earth was moved. This is expected to increase by 19.7% to 9.7 billion tonnes by 2009.

The Australian resources sector is experiencing a period of strong activity, underpinned by significant growth in Chinese resource demand.

Emeco's exposure to mining production in Australia is mainly to coal, gold and iron ore. Production of these commodities is forecast to grow by a compound annual growth rate of 4.5%, 7.3%, and 8.1% respectively from 30 June 2004 to 2009.

In Indonesia, the Group is primarily exposed to coal and gold mining. Coal and gold production are expected to increase at compound annual growth rates of 5.2% and 1.3% respectively between 2004 and 2009.


AUSTRALIAN MINING PRODUCTION VOLUMES*
Mil. Tonnes – Iron Ore / Coal
Tonnes – Gold
500
450
400
350
300
250
200
150
100
50
0
04 05F 06F 07F 08F 09F
IRON ORE
COAL
GOLD
AUSTRALIAN CIVIL CONSTRUCTION ACTIVITY**
$ billions
25
20
15
10
5
0
03 04 05F 06F 07F 08F 09F

Emeco is also well positioned in the civil construction sector where the demand for heavy earthmoving equipment is primarily focused in road, rail and water construction projects, as well as recreation infrastructure.

Note: Year Ending 30 June
*Source: ABARE
**Source: Australian Procurement and Construction Council

It has taken Emeco over 30 years to build its reputation as Australia's leading provider of heavy earthmoving equipment.







BIG REPUTATION

During this period, the company has remained independent and has not aligned itself to any original equipment manufacturers (OEMs). The Group's independence from OEMs allows a greater degree of autonomy and provides flexibility in the type of equipment offered and the geographic markets served.

Our key competitive strengths lies in our large product range, well maintained fleet and comprehensive high quality service offering.

Emeco's strong reputation is largely due to the strength of its management team. Their depth of experience, with an average of more than 20 years in the mining, civil construction and earthmoving equipment markets has meant extensive networks and strong customer relationships have been built and utilised in the day-to-day running of the business. Management is incentivised to continue its strong performance through an equity interest in the business of approximately 25%.



BIG CUSTOMERS	BIG SUPPLIERS
BHP BILLITON	CATERPILLAR
RIO TINTO	VOLVO
PLACER DOME	KOMATSU
XSTRATA	LIEBHERR
NEWCREST	HITACHI

Machines used in the heavy earthmoving equipment industry come from a range of global manufacturers.

Emeco uses predominantly low-houred Caterpillar, Komatsu, Hitachi, Volvo and Liebherr machines for its quality rental fleet. These international brands are highly recognised in the mining and civil construction industries as solid and reliable machines.

Emeco's equipment is used on many mining sites owned by some of Australia's most recognised miners such as BHP Billiton, Rio Tinto, Placer Dome, Xstrata and Newcrest. In the civil construction industry, Emeco has established long-term relationships with many of Australia's regional councils, large civil contractors and medium to large infrastructure development companies.

BIG NAMES


CATERPILLAR

Earthmoving is big business, especially when global demand for resources is growing at the current growth rate. Emeco is well placed to take advantage of this projected growth in mining production by expanding its operations in Australia and in new markets – the US and Europe.

OVERVIEW OF THE GLOBAL FACILITIES



CANADA
Edmonton
EUROPE
Amsterdam
Brussels
USA
Atlanta
Houston
INDONESIA
Balikpapan
Jakarta
AUSTRALIA
Adelaide
Brisbane
Kalgoorlie
Karratha
Kempsey
Mackay
Melbourne
Perth
Rutherford
Somersby
Sydney



EBITDA
$95.6m
UP 30.2% ON 2004

EBITA
$62.1m
UP 51.5% ON 2004

464
PIECES OF EQUIPMENT SOLD IN 2005 UP 10.7% ON 2004

REVENUE
$292.1m
UP 18.5% ON 2004

319
MACHINES RENTED TO 122 SITES IN AUSTRALIA

Horsepower and heavy equipment are not the only big issues Emeco likes talking about. We also enjoy talking about big numbers, especially when they refer to the company's financial performance. For the 12 months ending 30 June 2005, revenue increased by 18.5% to $292.1 million, primarily driven by forecast revenue increases in both the Rental and Sales divisions. EBITDA increased by 30.2% to $95.6 million from $73.4 million in the previous corresponding period.

BIG NUMBERS

The overall increase in EBITDA margin principally relates to a larger proportion of Rental revenues, which is partially offset by increased general expenses. Total capital expenditure of $86.7 million accumulated in FY2005, consisting of $15.7 million maintenance and $71 million growth capital expenditure.

REVENUE AND EBITDA FY2002 TO FY2005



300
250
200
150
100
50
0
$ millions
2002
2003
2004
2005
Revenue
EBITDA

CHAIRMAN'S AND MANAGING DIRECTOR'S REPORT



'Emeco's unique business model and its ability to deliver on its strategic plan has continued to underpin the healthy financial performance of the Group. Over the coming years, we will continue to build financial strength through our pursuit of exciting growth opportunities in Australia and overseas.'

Dear Noteholder

We have great pleasure in presenting Emeco's inaugural annual report to Noteholders.

The Emeco business has been in existence for more than 30 years, serving the mining and construction industries with high quality mobile equipment for rental.

In early 2005, Emeco was acquired by Emeco management and investors, advised by Archer Capital and Pacific Equity Partners. Since that time, the Emeco Group has embarked on an ambitious plan to support the growth of its Australian and international businesses and has achieved a number of significant milestones.

EMECO'S PERFORMANCE

Emeco Holdings Pty Ltd acquired Emeco on 21 January, 2005. However the following comments apply to Emeco Group's performance over the full 2004/2005 financial year.

2005 was an excellent year for Emeco with higher earnings recorded throughout the Group. Revenue increased to $292.1 million, an increase of 18.5% on revenue for the financial year ended June 2004. EBITDA for the Group of $95.6 million was 30.2% greater than the comparable result in the previous financial year and EBITA for the Group increased from $41.0 million in financial year ending June 2004 to $62.1 million in 2005, a 51.5% increase.

The Australian businesses continued their strong growth trend of recent years. Internationally, Emeco's Indonesian rental business also grew strongly as a result of extensions to existing contracts, both in terms of plant numbers and duration.

Emeco continues to expand its presence in the United States used equipment market via the newly established sales yard in Houston, Texas and the sales and procurement office in Atlanta, Georgia. A growing number of rental opportunities were successfully pursued during the year.

The international business also acquired a Canadian based heavy equipment rental business, River Valley Equipment Sales Ltd, on 2 August 2005.

FINANCIAL HIGHLIGHTS

For the year ended 30 June 2005 ($million)	Actual 2005	Forecast 2005
Revenue	292.1	282.8
EBITDA	95.6	86.2
EBITA	62.1	47.5
Total Capital Expenditure	86.7	87.4

BIG FUTURE

EMECO'S UNIQUE BUSINESS STRENGTHS

Emeco is a leading provider of large earthmoving equipment to the mining and construction markets in Australia and Indonesia. We have a strong market position in these markets that is built on longstanding and stable relationships with financially sound customers. Emeco has recently broadened its geographic base into USA, Canada and Europe to apply its successful business model into new and growing markets.

Each of Emeco's businesses operates in attractive industry segments. The Group expects to benefit from continued growth in the resources sectors and associated increases in mine production volumes. Volumes of earth moved are much less volatile than commodity pricing. Emeco's revenues reflect these volumes and this contributes to the stability of expected future earnings. The construction markets we serve are also experiencing high growth which is translating into increased demand for Emeco's products and services.

Emeco has a long established global sourcing network that has been set up to provide the company with access to the best used equipment that is available from around the world. Emeco has been able to secure low useage, high quality equipment that can be used in our rental fleets or sold through our retail sales division.

EMECO'S STRATEGIC OUTLOOK

The Company will continue to seek growth opportunities in Australia via its existing customer contacts and networks as well as broadening its geographic base through targeted acquisitions in regions which it does not currently have a strong market presence.

Continued strong activity in the Indonesian mining sector should result in growing demand for additional rental plant. Further growth in the Indonesian fleet is planned for the remainder of calendar 2005 and for early in 2006 to meet this demand. It is our aim to capitalise on the strong brand equity we have built up in Indonesia and vigorously pursue organic growth opportunities as they develop.



Emeco USA will continue to focus on the Texas and Southern Sunbelt regions of the United States as well as seeking 'step-out' opportunities, particularly in the large equipment rental markets in the Western and North Eastern regions of the Country.

Emeco Canada will use its recently acquired platform, River Valley Equipment Sales to expand its presence in Canada. At the time of acquisition this business had approximately 114 items of rental equipment servicing the construction and mining sectors of Alberta province. Emeco will be targeting significant growth in the Alberta and British Columbia mining sector, with a focus on rental opportunities in the vast oil sands regions.

A small global procurement presence has been established in Western Europe to source quality equipment for the Group's rental and sales divisions. We plan to build on this presence throughout the year by recruiting additional personnel and establishing additional sites to further enhance our geographic coverage of the European marketplace.

CORPORATE GOVERNANCE

Emeco's directors and senior managers are committed to ensuring that Emeco adopts sound corporate governance and risk management practices throughout the Group. In the past year, Emeco has devoted a significant amount of time and effort to enhancing its corporate governance policies, practices and systems. We will continue this process of improvement hand in hand with our efforts to improve the financial and operational performance of the Group.

EMPLOYEES

One of the underlying strengths of Emeco is the quality and dedication of its long standing employees. They have undergone some disruption through the transfer of ownership of the Company and to their credit, have continued to focus on delivering good results for all of the Group's stakeholders.

Their performance has underpinned the excellent results achieved during the year and on behalf of the Board, we would like to thank them for their outstanding effort and dedication.

CONCLUSION

The year just concluded has been a very strong one for the Group. The strength of Emeco's unique business model has continued to underpin the healthy financial performance of the Group. With our broadening geographic footprint, we will work to exploit strategically selected international markets for the long-term benefit of the Group and its stakeholders. We are enthusiastic about the future prospects of the Group and look forward to continue to build the financial strength of the company for its stakeholders.



Greg Minton
Chairman



Laurie Freedman
Managing Director

BOARD OF DIRECTORS









Greg Minton – Chairman

Greg Minton is a Partner of Archer Capital Pty Limited (formerly known as GS Private Equity Pty Limited), ("Archer Capital").

Greg joined Archer Capital in 2000 after six years in senior general management roles with CSR Limited, most recently as General Manager Australasia of CSR Humes, a large precast concrete products manufacturer. Prior to CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the United Kingdom. Greg is a director of RED Paper Group Pty Ltd and a former director of Repco Ltd and Hirequip (NZ) Ltd. Greg holds a Master of Business Administration from IMD, Switzerland, and a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Laurie Freedman

Laurie Freedman has over 35 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles in Hong Kong, China and the United States, with CSR Limited. Laurie was a director and CEO of AWP Contractors Ltd contract miners for five years before joining Emeco in 1999. In his capacity as Managing Director of Emeco, he has overseen a business development strategy that has seen the Group grow in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Fellow of the Institute of Quarrying, an Associate of the Australian Institute of Management and a Member of the Institute of Company Directors.

Robin Adair

Robin Adair has 15 years commercial experience across a breadth of business units within the CSR Group. After spending 12 months as CFO of Beltreco Ltd, he joined Emeco in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. He has responsibility for all of Emeco's finance, treasury and risk management functions. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from the University of South Australia, a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

James Carnegie

James Carnegie is a Partner of Archer Capital. Prior to joining Archer Capital in 2004, James was a director of Macquarie Direct Investment Limited, the private equity division of Macquarie Bank. In his five years with Macquarie Direct Investment Limited, he was responsible for sourcing and completing profitable private equity investments for the Macquarie Investment trusts. James has sat on several boards of portfolio companies including Signature Security, Staging Connections and SMS Management and Technology. Before joining Macquarie, James worked with the hedge fund Platinum Asset Management, and in the Australian retail industry, primarily with Just Jeans. He holds a Bachelor of Commerce from the University of Melbourne and a Master of Business Administration with Distinction from Harvard University.







Robert Koczkar

Rob Koczkar is a Managing Director at Pacific Equity Partners Pty Limited ("PEP"). Rob joined PEP at its inception in 1998 and rejoined PEP in 2004 having spent the previous three years in London. While based in London, he was a Principal with the Texas Pacific Group where he focused on its European portfolio. Before moving into the private equity industry, Rob spent seven years with Bain & Company advising clients on issues relating to strategy, mergers, acquisitions, privatisation and operating improvements in a wide range of industries. During that time he was based in the United Kingdom, United States, Singapore and Australia. Rob holds an Honours Degree in Mechanical and Manufacturing Engineering from the University of Melbourne.

Paul McCullagh

Paul McCullagh is a Managing Director at PEP. Paul is a founder of PEP and his portfolio company board involvement includes Startronics, AMR and Oasis. Prior to founding PEP, Paul was the Managing Director of Salomon Brothers Australia. He has 19 years of investment banking experience in the United States, Asia, and Australasia. Paul was also previously Head of Australasia investment banking for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience including initial public offerings, mergers, acquisitions and leveraged buy out transactions as well as public and private debt and equity raisings for a wide range of industries. Paul holds a Bachelor of Commerce and a Master of Business Studies from the University of Dublin and is a Fellow of the Institute of Chartered Accountants.

Alec Brennan – Independent Non Executive Director

Alec Brennan is currently Chief Executive Officer of CSR Limited and has been employed with the CSR group in various capacities for 36 years. He was appointed as an executive director of CSR Ltd in 1996, deputy Managing Director in 1998 and Managing Director in 2003. Alec holds a Bachelor of Science with Honours from the University of NSW and a Master of Business Administration with Distinction from City University, London.

DIRECTORS' REPORT AND FINANCIAL REPORT



Emeco
DZ 092
Emeco
(07)4955 4600
D10

CONTENTS

The directors of Emeco Holdings Pty Ltd ("Emeco" or "the Company") present their report together with the financial reports of the consolidated entity, being Emeco and its controlled entities ("the Emeco Group" or "the Consolidated Entity") for the financial period ended 30 June 2005.

DIRECTORS' REPORT

FOR THE PERIOD ENDED 30 JUNE 2005

Directors

The directors of the Company during or since the end of the financial period are:

Greg Minton

Non Executive Chairman
– age 42. Joined the Board in December 2004.

Greg Minton is a Partner of Archer Capital Pty Limited (formerly known as GS Private Equity Pty Ltd). Greg joined Archer Capital in 2000 after six years in senior general management roles with CSR Limited, most recently as General Manager Australasia of CSR Humes, a large precast concrete products manufacturer. Prior to CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the United Kingdom. Greg is a director of RED Paper Group Pty Ltd and a former director of Repco Ltd and Hirequip (NZ) Ltd. Greg holds a Master of Business Administration from IMD, Switzerland, and a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

Laurie Freedman

Chief Executive Officer and Managing Director
– age 56. Joined the Board in January 2005.

Laurie Freedman has over 35 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles in Hong Kong, China and the United States, with CSR Limited. Laurie was a Director and CEO of AWP Contractors Ltd contract miners for five years before joining Emeco in 1999. In his capacity as Managing Director of Emeco, he has overseen a business development strategy that has seen the Group grow in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Fellow of the Institute of Quarrying, and Associate of the Australian Institute of Management and a Member of the Institute of Company Directors.

Robin Adair

Chief Financial Officer and Executive Director
– age 44. Joined the Board in January 2005.

Robin Adair has 15 years commercial experience across a breadth of business units within the CSR Group. After spending 12 months as CFO of Beltreco Ltd, he joined Emeco in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. He has responsibility for all of Emeco's finance, treasury and risk management functions. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from the University of South Australia, a Master of Business Administration from Deakin University and is a Certified Practising Accountant.

James Carnegie

Non Executive Director
– age 37. Joined the Board in December 2004.

James Carnegie is a partner of Archer Capital. Prior to joining Archer Capital in 2004, James was a director of Macquarie Direct Investment Limited, the private equity division of Macquarie Bank. In his five years with Macquarie Direct Investment Limited, he was responsible for sourcing and completing profitable private equity investments for the Macquarie Investment trusts. James has sat on several boards of portfolio companies including Signature Security, Staging Connections and, from November 2002 to February 2005, SMS Management and Technology. Before joining Macquarie, James worked with the hedge fund Platinum Asset Management; and in the Australian retail industry, primarily with Just Jeans. He holds a Bachelor of Commerce from the University of Melbourne and a Master of Business Administration with Distinction from Harvard University.

Robert Koczkar

Non Executive Director
– age 34. Joined the Board in December 2004.

Rob Koczkar is a Managing Director at Pacific Equity Partners ("PEP"). Rob joined PEP at its inception in 1998 and rejoined PEP 2004 having spent the previous three years in London. While based in London, he was a Principal with the Texas Pacific Group where he focused on its European portfolio. Before moving into the private equity industry, Rob spent seven years with Bain & Company advising clients on issues relating to strategy, mergers, acquisition, privatisation and operating improvements in a wide range of industries. During that time he was based in the United Kingdom, United States, Singapore and Australia. Rob holds an Honours Degree in Mechanical and Manufacturing Engineering from the University of Melbourne.

Paul McCullagh

Non Executive Director
– age 53. Joined the Board in December 2004.

Paul McCullagh is a Managing Director at PEP. Paul is a founder of PEP and his portfolio company board involvement includes Startronics, AMR and Oasis. Prior to founding PEP, Paul was the Managing Director of Salomon Brothers Australia. He has 19 years of investment banking experience in the United States, Asia, and Australasia. Paul was also previously Head of Australasia investment banking for Prudential Securities. He has been active in Australasia since 1986 and has a wide range of transaction experience including initial public offerings, mergers, acquisitions and leveraged buy out transactions as well as public and private debt and equity raisings for a wide range of industries. Paul holds a Bachelor of Commerce and a Master of Business Studies from the University of Dublin and is a Fellow of the Institute of Chartered Accountants.

Alec Brennan

Independent Non Executive Director
– age 58. Joined the Board in August 2005.

Alec Brennan is currently Chief Executive Officer of CSR Limited and has been employed with the CSR group in various capacities for 36 years. He was appointed as an executive director of CSR Ltd in 1996, deputy Managing Director in 1998 and Managing Director in 2003. Alec holds a Bachelor of Science with Honours from the University of NSW and a Master of Business Administration with Distinction from City University, London.

DIRECTORS MEETINGS

The number of meetings of the directors (including meetings of committees of directors) held during the period and the number of meetings attended by each of the directors was as follows:

Director	Board Meetings		Meetings of Committees		
			Audit & Risk	Remuneration	Governance
	A	B	0	0	0
Gregory Minton	9	11			
James Carnegie	8	10			
Paul McCullagh	5	10			
Robert Koczkar	9	11			
Laurence Freedman	6	7			
Robin Adair	7	7			
Alec Brennan	0	0			

A – Number of meetings attended

B – Number of meetings held during the time the director held office during the year

Corporate Governance Statement[1]

Under ASX listing rule 4.10.3, Emeco Ltd is required to include in its annual report a statement disclosing the extent to which it has followed the principles of good corporate governance ("**ASX Principles**") and associated best practice recommendations set by the ASX Corporate Governance Council ("**ASX Best Practice Recommendations**").

Emeco Ltd was admitted to the official list of the ASX on 29 April 2005. Its Exchangeable Notes were listed for quotation on ASX on 3 May 2005. Because of its recent admission to the official list, Emeco Ltd has in most cases complied with the ASX Principles and Best Practice Recommendations for a brief period during the 2004/2005 financial year.

In a few cases Emeco Ltd has not complied with particular ASX Best Practice Recommendations because it was not practical to do so given the brief period during the 2004/2005 financial year during which Emeco Ltd's Exchangeable Notes were quoted on the ASX. In other cases Emeco Ltd has not complied because the recommendations are not appropriate to the present circumstances of Emeco Ltd given its current ownership structure.

In this corporate governance statement we describe how Emeco Ltd complies with the ASX Principles and Best Practice Recommendations, and provide details of any departures from them.

PRINCIPLE 1
LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The Board has adopted a Charter that details its functions and responsibilities.

The Charter sets out the responsibilities of:

- the Board;
- individual directors; and
- the Chairman.

Under the Charter the Board is responsible for the overall performance of the Emeco Group and the management of its affairs.

Key responsibilities of the Board include:

- developing and approving corporate strategy;
- evaluating, approving and monitoring the strategic and financial plans and objectives of the Emeco Group;
- determining dividend policy;
- evaluating, approving and monitoring major capital *expenditure, capital management and all major* acquisitions, divestitures and other corporate transactions, including the issue of securities;
- evaluating and monitoring annual budgets and business plans;
- approving all accounting policies, financial reports and external communications by the Emeco Group;
- appointing, monitoring and managing the performance of executive directors.

The Charter sets a minimum number of Board meetings and provides for the establishment of the Audit and Risk Committee, the Nomination and Governance Committee and the Remuneration Committee. The Charter also sets minimum standards of ethical conduct of the directors, which are further elaborated on in Emeco Ltd's Code of Conduct, and specifies the terms on which directors are able to obtain independent professional advice at Emeco Ltd's expense.

A copy of the Board Charter is available on the Emeco website.

PRINCIPLE 2
STRUCTURE THE BOARD TO ADD VALUE

Skills, experience and expertise of the directors

The directors consider that collectively they have the relevant skills, experience and expertise to fulfil their obligations to Emeco Ltd, its shareholders, noteholders and other stakeholders.

The directors and a brief description of their skills and experience are set out at pages 18 to 19 of this report.

[1] The information presented in this corporate governance statement relates solely to Emeco Ltd, the only listed entity within the Emeco Group.

Status of the directors

The table below sets out details of the status of each of the directors as independent or non-executive directors, their date of appointment and whether they are seeking re-election at the 2005 AGM of Emeco Ltd.

Director	Date of appointment	Independent	Non-executive	Seeking re-election at 2005 AGM
Mr Robin Adair	21 January 2005	No	No	No
Mr Alec Brennan	16 August 2005	Yes	Yes	Yes
Mr James Carnegie	23 December 2004	No	Yes	No
Mr Laurie Freedman	21 January 2005	No	No	No
Mr Rob Koczkar	16 December 2004	No	Yes	No
Mr Paul McCullagh	23 December 2004	No	Yes	No
Mr Greg Minton	16 December 2004	No	Yes	No

Mr Alec Brennan is the only independent director. He was appointed on 16 August 2005.

Emeco Ltd does not follow ASX Best Practice Recommendation 2.1. Furthermore, Mr Minton is the chairperson of the Board and Emeco Ltd therefore does not comply with ASX Best Practice Recommendation 2.2.

Emeco Ltd's non compliance with ASX Best Practice Recommendations 2.1 and 2.2 arises because, with the exception of Mr Brennan, the composition of the Board currently reflects the private ownership structure of the Emeco Group.

Two of the directors are representatives of private equity funds advised by Archer Capital. Two of the directors are representatives of private equity funds advised by Pacific Equity Partners. The Chief Executive Officer, Mr Freedman, and the Chief Financial Officer, Mr Adair, are also directors.

The board and the shareholders of Emeco Holdings Pty Ltd consider that, whilst the Emeco Group continues to be owned by its managers, and the funds advised by Archer Capital and Pacific Equity Partners respectively, the current board composition ensures an alignment of the duties and interests of the directors with the interests of the shareholders and Emeco Ltd.

Directors' retirement and reappointment

Under the terms of Emeco Ltd's constitution, a director other than the managing director must retire from office or seek re-election by no later than the third annual general meeting after their appointment or 3 years, whichever is the longer.

At least one director must retire from office at each annual general meeting, unless determined otherwise by a resolution of Emeco Ltd's shareholder.

Because Mr Brennan was appointed as a director of Emeco Ltd by resolution of the directors with effect from 16 August 2005, he is required under Emeco Ltd's constitution to retire at the 2005 annual general meeting. Mr Brennan has been nominated for reappointment at that meeting.

Procedure for taking professional advice

Under the Board Charter a director is entitled to seek professional advice at Emeco Ltd's expense on any matter connected with the discharge of their duties in accordance with the procedure set out in the Charter, a copy of which is available on the Emeco website.

Board committees

The Board has established the following standing committees:

- the Audit and Risk Committee;
- the Nominations and Governance Committee; and
- the Remuneration Committee.

The Charters for each of these committees are available on the Emeco website.

Members of the Audit and Risk Committee are Mr Paul McCullagh, Mr James Carnegie and Mr Robin Adair. The Financial Controller attends meetings of the Committee by invitation. Since its formation, the Audit and Risk Committee has met three times. All of these meetings occurred after the end of the 2005 financial year. All members of the Committee were present at these meetings, other than Mr McCullagh who was unable to attend a meeting of the Committee on 8 September 2005.

Members of the Nominations and Governance Committee are Mr Minton and Mr McCullagh. Since its formation, the Committee has met once. This meeting occurred after the end of the 2005 financial year. All members of the Committee were present at the meetings.

Members of the Remuneration Committee are Mr Minton, Mr Freedman and Mr Koczkar. Since its formation, the Committee has met twice. These meetings occurred after the end of the 2005 financial year. All members of the Committee were present at the meeting.

PRINCIPLE 3
PROMOTE ETHICAL AND RESPONSIBLE DECISION MAKING

Emeco Ltd considers that confidence in its integrity can only be achieved if its employees and officers conduct themselves ethically in all of their commercial dealings on Emeco Ltd's behalf. Emeco Ltd has therefore recognized that it should actively promote ethical conduct amongst its employees, officers and contractors.

Emeco Ltd has adopted a Code of Conduct and a Notes Trading Policy. The Code of Conduct applies to all directors, officers, employees and contractors of Emeco Ltd and its subsidiaries. The Notes Trading Policy applies to the directors and employees of Emeco Ltd and its subsidiaries.

The objectives of the Code of Conduct are to ensure that:

- high standards of corporate and individual behaviour are observed by all employees in the context of their employment with Emeco Ltd or a subsidiary;
- employees are aware of their responsibilities under their contract of employment and always act in an ethical and professional manner; and
- all persons dealing with Emeco, whether it be employees, shareholders, noteholders, suppliers, clients or competitors, can be guided by the stated values and practices of Emeco.

The Notes Trading Policy is specifically designed to raise awareness of, and minimise any potential for breach of, the prohibitions on insider trading contained in the Corporations Act 2001. The policy is also designed to minimise the chance that misunderstandings or suspicions arise regarding employees trading while in possession of non-public price sensitive information by imposing restrictions on employees and officers in relation to the trading of Emeco Ltd's exchangeable notes.

Copies of the Code of Conduct and the Notes Trading Policy are available on the Emeco website.

PRINCIPLE 4
SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

For the 2004/2005 financial year the Managing Director, Mr Freedman, and the Chief Financial Officer, Mr Adair, provided Emeco Ltd with the declaration prescribed by section 295A(2) of the Corporations Act 2001. Emeco Ltd has therefore complied with recommendation 4.1.

The Board has established an Audit Committee. Membership and details of meetings of the Committee are set out above. Mr Adair, an executive director is a member of the Committee, and Mr Brennan, the only independent director, is not a member of the Committee. Emeco Ltd has therefore not followed recommendation 4.3. However, Emeco Ltd is satisfied that the composition of the Audit Committee does not compromise its ability to discharge its mandate because:

- Mr McCullagh, who acts as Chairman of the Committee, has formal accounting qualifications;
- both Mr McCullagh and Mr Carnegie have considerable financial skills and experience;
- both Mr McCullagh and Mr Carnegie can and do exercise independent judgement as members of the Audit Committee;
- Mr Adair would in any event be invited to meetings of the Audit Committee if he were not a member of the Committee; and
- Mr McCullagh, Mr Carnegie and all of the non-executive directors are able to discuss any concerns they may have separately with the external auditor.

The Board notes that Emeco Ltd is not within the top 300 of the S&P/ASX All Ordinaries Index and is not currently subject to the requirement in listing rule 12.7 that it comply with the best practice recommendations in relation to the composition, operation and responsibility of the Audit Committee.

PRINCIPLE 5

MAKE TIMELY AND BALANCED DISCLOSURE

Emeco Ltd is committed to complying with its continuous disclosure obligations under the ASX Listing Rules and disclosing to investors and other stakeholders all material information about Emeco Ltd in a timely and responsive manner.

Emeco Ltd has adopted a Continuous Disclosure Policy which is available on the Emeco website.

The Continuous Disclosure Policy specifies the processes by which Emeco Ltd complies with its continuous disclosure obligations. The policy sets out the internal notification and decision making procedures in relation to these obligations, and the roles and responsibilities of Emeco Ltd's officers and employees in the context of these obligations. It emphasizes a pro-active approach to continuous disclosure and requires Emeco Ltd to comply with the spirit as well as the letter of the ASX continuous disclosure requirements.

The policy specifies Emeco Ltd's representatives who are authorized to speak publicly on behalf of the company and procedures for dealing with analysts. It also sets out how Emeco Ltd deals with market rumour and speculation.

PRINCIPLE 6

RESPECT THE RIGHTS OF SHAREHOLDERS

The Exchangeable Notes, which commenced trading on the ASX on 3 May 2005, are Emeco Ltd's only publicly traded securities. All of Emeco Ltd's ordinary shares are owned by Emeco Holdings Pty Ltd. The ordinary shares of Emeco Holdings Pty Ltd are in turn owned by private equity funds advised by Pacific Equity Partners and Archer Capital and by the company's senior management team.

The voting rights attached to the Exchangeable Notes are limited and there is no requirement under the terms of issue of the Notes ("**Terms of Issue**") for an annual general meeting of Noteholders. Furthermore, the rights of the Noteholders under the Terms of Issue are held on trust by the Note Trustee who is responsible for acting on behalf of Noteholders.

In light of the significant differences between the rights of ordinary shareholders to attend general meetings and vote on certain issues, and the limited participation and voting rights of holders of the Exchangeable Notes under the Terms of Issue, it is considered that recommendation 6.1 does not apply to Emeco Ltd.

However, whilst Emeco Ltd has not formally adopted a communications strategy in relation to the Noteholders, it acknowledges the importance of effective communication and will make this annual report available to all of them. Furthermore all ASX announcements are posted on the Emeco website after they have been released to the ASX.

In relation to recommendation 6.2, Emeco Ltd will provide its auditor with notice of the general meeting of Emeco Ltd, as is required by section 249K of the Corporations Act 2001. As Emeco Ltd's sole shareholder, Emeco Holdings Pty Ltd will attend this meeting via a duly appointed corporate representative.

However, the directors consider it is not necessary for the external auditor to be requested to attend the meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report because:

- Emeco Ltd has only 1 shareholder, Emeco Holdings Pty Ltd, which is entitled to attend and vote at the general meeting; and
- the composition of the boards of Emeco Ltd and Emeco Holdings Pty Ltd are identical.

PRINCIPLE 7

RECOGNISE AND MANAGE RISK

Emeco Ltd accepts that risk is an unavoidable part of the Emeco Group's activities. However, Emeco Ltd actively manages risk in order to optimise outcomes for shareholders, Noteholders and other stakeholders and ensure the integrity of the Emeco Group's financial statements.

The Board of Emeco Ltd has adopted a Risk Management Policy which describes:

- the principal risks for the Emeco Group;
- the Emeco Group's risk management framework and controls; and
- the role and respective accountabilities of the Board, the Audit and Risk Committee and Emeco Group management within the risk management framework.

The Audit and Risk Committee is responsible for reviewing the effectiveness of the overall risk management framework. It is also required to review the Risk Management Policy on an annual basis.

In accordance with ASX Principle 7, the Managing Director and the Chief Financial Officer are required to provide a written statement to the Board that:

- the statement they give to the Board in relation to the integrity of the Emeco Group's financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Emeco Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Emeco website.

PRINCIPLE 8
ENCOURAGE ENHANCED PERFORMANCE

Emeco Ltd has established a Nominations and Governance Committee, the responsibilities of which include:

- critically reviewing the performance and effectiveness of the Board and its individual members;
- periodically assessing the skills required to discharge the Board's duties, having regard to the strategic direction of the company; and
- reviewing the membership and performance of other Board committees and making recommendations to the Board.

A review of the performance of the Board and individual members did not take place during the 2004/2005 financial year because of the relatively brief period during the year when Emeco Ltd was subject to the requirements of the ASX Best Practice Recommendations. In this context it should be remembered that Emeco Ltd's Exchangeable Notes commenced trading on 3 May 2005.

The Committee intends to review the performance of the Board prior to the end of the 2005/2006 financial year. The performance of the Managing Director is constantly monitored by the non-executive directors.

Formal reviews of the performance of each senior manager within the Emeco Group are conducted by the Managing Director in August/September each year. These performance reviews provide the Managing Director and each senior manager with the opportunity not only to review the manager's performance but also to review and assess the manager's personal and professional development objectives.

PRINCIPLE 9
REMUNERATE FAIRLY AND RESPONSIBLY

The Board has established a Remuneration Committee which is required to comply with the terms of the Remuneration Committee Charter.

The Emeco Group remuneration policy is substantially reflected in the objectives of the Committee. The Committee's objectives are to endeavour to ensure that:

- the Directors and senior management of the Emeco Group are remunerated fairly and appropriately;
- the Emeco Group's remuneration policies and outcomes strike an appropriate balance between the interests of Emeco Ltd's shareholders, and rewarding and motivating the Group's executives and employees in order to secure the long term benefits of their energy and loyalty; and
- the human resources policies and practices are consistent with and complementary to the strategic direction and human resources objectives of Emeco Ltd as determined by the Board.

Under its Charter, the Remuneration Committee is required to review and make recommendations to the Board about:

- the general remuneration strategy for the Emeco Group, so that it motivates the Group's executives and employees to pursue the long term growth and success of the Group and establishes a fair and transparent relationship between individual performance and remuneration;
- the terms of remuneration for the executive Directors and other senior management of the Emeco Group from time to time including the criteria for assessing performance;
- the criteria to be used for assessing the annual bonus pool, and then determining the actual bonus pool having regard to how those criteria were met in the relevant year;
- the outcomes of remuneration reviews for executives collectively, and the individual reviews for the executive Directors, and other senior management of the Emeco Group;
- remuneration reviews for executive and non-executive Directors;
- changes in remuneration policy and practices, including superannuation and other benefits;
- employee equity plans and allocations under those plans; and
- the disclosure of remuneration requirements in Emeco Ltd's public materials including ASX filings and the annual report.



The Remuneration Committee did not meet and therefore did not have any role in determining the remuneration of the Emeco Group directors and executives during the 2004/2005 financial year because of the relatively brief period during the year when Emeco Ltd was subject to the requirements of the ASX Best Practice Recommendations. The Committee will meet as required during the 2005/2006 financial year to fulfil its Charter obligations.

A remuneration report detailing the information required by section 300A of the Corporations Act 2001 in relation to the 2004/2005 financial year is included in this report.

PRINCIPLE 10

RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board has adopted a Code of Conduct, the objectives of which are set out in the section of this Corporate Governance Statement dealing with ASX Principle 3. The Code provides that employees, officers and contractors should at all times comply with the spirit as well as the letter of all laws which govern the operation of the Emeco Group and with the principles of the Code.

The Code also provides that any failure to act in compliance with its terms may result in disciplinary action, including in serious cases, termination of employment.

The Code of Conduct is available on the Emeco website.

DIRECTORS' REPORT

FOR THE PERIOD ENDED 30 JUNE 2005

Nature of operations and principal activities

The principal activities during the financial period of the entities within the Emeco Group were the Rental, Sales, and Maintenance of heavy earthmoving equipment.

As set out in this report, the nature of the Emeco Group's operations and principal activities have been consistent throughout the financial period.

Operating and financial review

COMMENTARY ON RESULTS

THE EMECO SECURITY GROUP

In order to compare actual operating performance against financial information and forecasts in the Exchangeable Notes prospectus dated 17 March 2005 ("**Notes Prospectus**"), the financial results set out in the following table and discussed below have been prepared using pro-forma full year results for the entire Emeco group of companies consisting of Emeco Holdings Pty Ltd and its controlled entities, which forms the security group in respect of the Exchangeable Notes ("**Emeco Security Group**").

Emeco Security Group
Key Performance Measures
12 Month Period Ended 30 June 2005

	Actual	Prospectus Forecast
Revenue	$292.1 million	$282.8 million
EBITDA	$95.6 million	$86.2 million
EBITA	$62.1 million	$47.5 million
Capital Expenditure		
Maintenance	$15.7 million	$11.7 million
Growth	$71.0 million	$75.7 million
Total Capital Expenditure	$86.7 million	$87.4 million
Summary Statistics		
EBITDA Margin	32.7%	30.5%
Gearing Ratio	2.5	2.9
Total Gearing Ratio	4.0	4.1
Total Interest Cover Ratio	3.4	2.6
Depreciation	33.5	38.7

Emeco Security Group revenue increased by 18.5% to $292.1 million from revenue for the financial year ended June 2004. There was a 12.7% increase in revenue in the six month period ended 30 June 2005 compared to the six month period ended 31 December 2004. Continued strength in the Australian and Indonesian rental markets were the major reasons for the increases. Revenue from Australian used equipment sales remained strong due in part to the pull through effect of the buoyant Australian mining sector.

EBITDA for the Emeco Security Group of $95.6 million was 30.2% greater than the comparable result in financial year ended June 2004. EBITDA margins increased from 29.8% achieved in 2004 to 32.7% in 2005. A greater proportion of revenue contribution from the Rental Division was a major reason for this increase. EBITDA margins in the six month period ended 30 June 2005 were 31.7%, which were slightly less than that achieved in the first six month period. The slight decrease was largely due to an increase in corporate costs associated with the Exchangeable Notes listing and subsequent public company compliance and reporting obligations.

EBITA for the Emeco Security Group increased from $41.0 million in financial year ending June 2004 to $62.1 million in 2005, a 51.5% increase. Following the issue of the Notes Prospectus, it was decided to review the depreciation method to better reflect the consumption of the rental fleet. As a result the depreciation methodology was changed during the year from what was essentially a straight line basis to a more appropriate and industry accepted 'usage' basis. The net impact on EBITA was to increase the full year result by $4.9 million from that which would have been achieved using the methodology adopted in the year ending 30 June 2004 and prior years.

The Consolidated Entity

Revenue for the Consolidated Entity for the financial year was $154,788,000. The Consolidated Entity's EBITDA for the financial year was $49,025,000 and its EBITA was $33,957,000. The Consolidated Entity's net loss for the financial year was $2,582,000.

COMMENTARY ON OPERATIONS - CONSOLIDATED ENTITY

Australia

The Consolidated Entity's Australian businesses continued their strong growth trend of recent years. To meet the demand of the Queensland and Western Australian mining sectors the Australian rental fleet numbers increased by an additional 32 machines in the six months from 31 December 2004 to total 319 by 30 June 2005, resulting in a commensurate increase in rental revenue.

The Consolidated Entity will continue to seek organic growth opportunities in Australia via its existing customer contacts and networks as well as broadening its geographic base through targeted acquisitions in regions which it does not currently have a strong market presence.

Indonesia

Our Indonesian rental business (owned and operated by PT Prima Traktor IndoNusa, the ultimate parent of which is Emeco (UK) Ltd) also grew strongly as a result of extensions to existing contracts both in terms of plant numbers and duration. As at 30 June 2005 Indonesia's rental fleet had grown to 112 machines an increase of 13 on the 31 December 2004 number.

Continued strong activity in the Indonesian mining sector should result in commensurate demand for additional rental plant. Further growth in the Indonesian fleet is planned for the remainder of calendar 2005 and for early in 2006 to meet this demand.

It is our aim to capitalise on the strong brand equity we have built up in Indonesia and vigorously pursue organic growth opportunities as they develop throughout the Archipelago.

North America

United States

We continued to grow our presence in the United States used equipment market via our newly established sales yard in Houston, Texas and our sales and procurement office in Atlanta, Georgia. Albeit on a small scale, a number of rental opportunities were successfully pursued during the year.

Emeco USA LLC, a wholly owned subsidiary of Emeco (UK) Ltd, will continue to focus on the Texas and Southern Sunbelt regions of the United States as well as seeking 'step-out' opportunities, particularly in the large equipment rental markets in the Western and North Eastern regions.

Canada

Emeco Canada Ltd, a wholly owned subsidiary of Emeco (UK) Ltd, acquired a Canadian based heavy equipment rental business, River Valley Equipment Sales Ltd ("**River Valley**"), on 2 August 2005. At the time of acquisition this business had approximately 114 items of rental equipment servicing the construction and mining sectors of Alberta province.

Emeco is targeting significant growth in Canada, using River Valley as a springboard to move more rapidly into the ever expanding Alberta and British Columbia mining sector, with a focus on rental opportunities in the vast oil sands regions.

Europe

A small presence in Western Europe has been established to build on the opportunities of establishing a global procurement team to source quality equipment for the Groups rental and sales divisions.

We will build on this presence throughout the year recruiting additional personnel and establishments to secure our global footprint in line with our business model.

Dividends

The Company has proposed not to pay a dividend for the period ended 30 June 2005

Significant changes in state of affairs

During the financial period under review there were no significant changes in the Emeco Group's state of affairs other than those disclosed in the financial statements or the notes thereto.

Significant events after balance date

On 2 August 2005, Emeco Canada Ltd acquired River Valley for a purchase consideration of Canadian Dollar (CAD) 34.2 million. River Valley is a Canadian based heavy equipment rental and sales company, located in Edmonton, Alberta. The strategic acquisition will accelerate the expansion of the Emeco group of companies within the North American market.

At acquisition the business had a fleet of 114 items of equipment. The physical size of the River Valley fleet is at the 'smaller' end of the range of equipment Emeco operates in Australia. River Valley customers are predominantly mid-sized contractors undertaking work in the oil pad, civil infrastructure and agricultural markets, within Alberta and British Columbia.

Likely developments and expected results

In the opinion of the directors, disclosure of other information on likely developments in the Consolidated Entity in future financial years and the expected results of those operations would be likely to result in unreasonable prejudice to the Consolidated Entity. Accordingly such additional information has not been included in this report.

Directors interest in shares of the Company

The relevant interests of each Director in the shares, debentures, and rights or options over such shares or debentures issued by the companies within the Emeco Group and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with s.205G(1) of the Corporations Act 2001, at the date of this report are as follows:

	EMECO LIMITED	EMECO HOLDINGS PTY LTD		
	Exchangeable notes	A Class Management Performance Shares	B Class Management Performance Shares	Ordinary Shares
Greg Minton	2,500	–	–	–
Laurie Freedman	10,000	937,500	937,500	13,658,234
Robin Adair	700	937,500	1,687,500	3,231,081
Alec Brennan	–	–	–	450,000
James Carnegie	2,500	–	–	–
Robert Koczkar	750	–	–	–
Paul McCullagh	750	–	–	–

Remuneration report

BACKGROUND (UNAUDITED)

The Company does not employ any employees. Most key executives of the Emeco Group are employed by Emeco International Pty Ltd, a wholly owned subsidiary of the Company.

The remunerations policies and practices disclosed in this report relate solely to the 2004/2005 financial year. These policies and practices reflect the fact that the Emeco Group was, until 3 May 2005, an unlisted private group of companies.

The remuneration of the Emeco Group senior executives for the 2004/2005 year was determined by the board of Emeco International Pty Ltd prior to its acquisition by Emeco Ltd. Prior to Emeco Ltd assuming economic ownership of Emeco International Pty Ltd on 1 January 2005, the Emeco Group was a privately owned group which was ultimately controlled by Darr Equipment Co., a United States company.

As noted in the Corporate Governance Statement at page 25, the Remuneration Committee did not meet and therefore did not have any role in determining the remuneration of the Emeco Group directors and executives during the 2004/2005 financial year because of the relatively brief period during the year when the Emeco Group was subject to the requirements of the ASX Best Practice Recommendations.

Following the admission of Emeco Ltd to the official list of ASX and the quotation of the Exchangeable Notes, the Emeco Group is continuing to develop its governance practices. In relation to the Emeco Group's remuneration policies, these are to be reviewed by the Emeco Ltd Remuneration Committee during the 2005/2006 financial year in accordance with the Committee's Charter obligations.

NON-EXECUTIVE DIRECTORS (AUDITED)

During the 2004/2005 financial year, the board of the Company and Emeco Ltd comprised four non-executive directors and two executive directors. Two of the non-executive directors are representatives of private equity funds advised by Archer Capital. Two of the non-executive directors are representatives of private equity funds advised by Pacific Equity Partners. None of the non-executive directors of the Company received any form of remuneration during 2004/2005.

EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES (AUDITED)

Fixed remuneration

At the time of determining the remuneration of the executive directors and the senior executives for 2004/2005, the policy of the board of Emeco International Pty Ltd was to set salaries at levels which would attract and retain appropriately qualified and experienced executives capable of:

- fulfilling their respective roles within the group;
- achieving the group's strategic objectives; and
- maximising Emeco Group earnings and the returns to shareholders.

Performance linked remuneration

Performance linked remuneration was paid to the Chief Financial Officer and other senior executives in the form of annual bonus payments. Performance indicators and the Managing Director's assessment of each executive's overall contribution were considered in determining bonus payments.

Performance indicators were identified for each executive on the basis of their particular functional responsibilities within the Emeco Group. These indicators were principally based on business unit or group financial performance and were used to assess the performance of the executive and the extent to which the executive fulfilled his responsibilities in contributing to the performance of a particular business unit or the Emeco Group in meeting its strategic objectives. Not all of the indicators were financial; for example, some of them relate to the sustainability of the Emeco Group (e.g. safety issues) or to principles of good governance (e.g. reporting and disclosure issues).

Except in relation to Mr Adair, the performance indicators referred to above were not applied to the executives as performance conditions. That is the performance indicators were used as part of the process by which the performance of the executive was reviewed. They were not used to impose quantifiable thresholds which had to be met or exceeded in order for a bonus payment to be made to the relevant recipient.

As a general rule, which was applied by the board of Emeco International Pty Ltd in the four years up to and including the 2004/2005 financial year, bonus payments to Executive Directors and senior executives, other than the Chief Financial Officer, have been capped so that an executive does not receive a bonus which exceeds an amount equal to 50% of the recipient's annual salary.

Details of the elements comprising the remuneration of each Director and of the five named Emeco Group executives who received the highest remuneration are set out at page 30. These details are provided for the period from 1 January 2005 to 30 June 2005, because the Company assumed economic ownership of Emeco International Pty Ltd on 1 January 2005.

For those executives who received bonuses in 2004/2005, the following table provides details of the relative proportions of those elements of the executives' remuneration that are related to performance.

Mr Freedman as Managing Director received no performance linked remuneration in the 2004/2005 financial year.

Mr Adair's bonus entitlement for the 2004/2005 year was determined as a proportion of the net profit achieved by the Emeco Group. This direct linkage of Mr Adair's bonus to the profit performance of the Emeco Group was considered appropriate in light of his role as Chief Financial Officer.

The total bonus pool available to the Managing Director to distribute amongst the senior executives was determined by the Board.

SERVICE CONTRACTS (AUDITED)

Each of the Executive Directors and the senior executives named in the table below are employed by Emeco International Pty Ltd pursuant to contracts which provide for an indefinite term and which are terminable on either party giving 6 months' notice or on the payment by Emeco International Pty Ltd to the executive of up to 6 months' salary in lieu of notice. No termination payments other than salary in lieu of notice and accrued statutory leave entitlements are payable.

DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION (AUDITED)

	Primary benefits			Post employment		Equity Compensation	Other Compensation		
	Cash Salary	Cash Bonuses	Non-cash compensation	Superannuation	Prescribed benefits	Shares, units, options, rights or any other form of equity compensation	Insurance premiums	Total	Proportion of remuneration performance related %
Non-Executive Directors Greg Minton	–	–	–	–	–	–	(1)	–	–
James Carnegie	–	–	–	–	–	–	(1)	–	–
Rob Koczkar	–	–	–	–	–	–	(1)	–	–
Paul McCullagh	–	–	–	–	–	–	(1)	–	–
Executive Directors L C Freedman Managing Director	280,000	–	18,871	–	–	–	(1)	298,871	–
R Adair Chief Financial Officer	119,615	75,190	17,555	11,961	–	–	(1)	224,321	33.5%
TOTAL ALL DIRECTORS	399,615	75,190	36,426	11,961				523,192	

	Primary benefits			Post employment		Equity Compensation	Other Compensation		
	Cash Salary, Fees and Commissions	STI Cash Bonuses	Non-cash compensation	Superannuation	Prescribed benefits		Insurance premiums	Total	Proportion of remuneration performance related %
Executives D Jeffery General Manager Rental, Eastern Region	95,623	35,000	25,796	19,350	–	–	(1)	175,769	19.9%
W Malvern General Manager, Global Procurement	113,481	–	–	15,913	–	–	(1)	129,394	–
T Sauvarin General Manager, Emeco Sales	113,481	–	–	15,913	–	–	(1)	129,394	–
D Tilbrook General Manager Rental, Western Region	100,481	35,000	13,436	9,043	–	–	(1)	157,960	22.2%
M Turner General Manager, Emeco Parts, Maintenance & Plant	100,481	35,000	8,928	9,043	–	–	(1)	153,452	22.8%
TOTAL ALL NAMED EXECUTIVES	523,547	105,000	48,160	69,262				745,969	

(1) The consolidated entity has obtained Directors and Officers insurance for the period 19 January 2005 to 19 January 2006 and has not been allocated to individuals as the contract of insurance prohibits disclosure of the insurance amount.

Indemnification and insurance of directors, officers and auditors

The Company has paid a premium in respect of a contract insuring the directors of the Emeco Group against a liability incurred by such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability cover and the amount of the premium. The contract of insurance is for the period 19 January 2005 to 19 January 2006.

The Company has entered into an agreement with the Directors to indemnify them to the extent permitted by law against any liability incurred by the Director in his capacity as an officer of Emeco Holdings Pty Ltd or of any entity within the Emeco Group.

The Emeco Group has not indemnified its auditors, KPMG.

Non-audit services

During the period KPMG, the Company's auditors, have performed certain other services in addition to their statutory duties.

The Board has considered the non audit services provided during the period by the auditor and is satisfied that the provision of those non-audit services during the period by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company;
- the non audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional independence, as they did not involve reviewing or auditing the auditors own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing the risks and rewards.

A copy of the auditor's independence declaration as required under Section 307C of the Corporation Act 2001 is included in the director's report.

Details of fees paid to the Company's auditors for non audit services are found in Note 4 of the financial report.

Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/100 dated 10 July 1998. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors



Laurie Freedman
Managing Director

Dated at Perth the 29th day of September 2005

LEAD AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATION ACT 2001

To: the directors of Emeco Holdings Pty Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial period ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.



KPMG



B C Fullarton
Partner

Perth
29th September 2005

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE PERIOD ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	The Company 2005 $'000
Revenue from the sale of machines and parts		69,286	–
Revenue from rental income		79,571	–
Revenue from the sale of non-current assets		1,453	–
Other revenues from ordinary activities		4,478	–
Total revenue	2	154,788	–
Changes in machinery and parts inventory		743	–
Machinery and parts purchases and consumables		(60,243)	–
Repairs and maintenance		(20,580)	–
Hired in equipment and labour		(2,525)	–
Cost of the sale of non-current assets		(1,062)	–
Employee expenses		(7,966)	–
Other expenses from ordinary activities		(14,126)	(710)
Share of loss of joint venture entities accounted for using the equity method		(4)	–
EBITDA (1)		49,025	(710)
Depreciation expense	3	(15,068)	–
Amortisation expense	3	(14,282)	–
EBIT (2)		19,675	(710)
Borrowing costs	3	(16,902)	–
Profit from ordinary activities before related income tax expense		2,773	(710)
Income tax expense relating to ordinary activities	5(a)	(5,355)	(3,939)
Net Loss		(2,582)	(4,649)
Net loss attributable to outside equity interests	20	483	–
Net loss attributable to members of the parent entity	22	(2,099)	(4,649)

The statements of financial performance are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 36 to 71.

(1) EBITDA – Earnings before interest expense, tax, depreciation and amortisation.

(2) EBIT – Earnings before interest expense and tax.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated 2005 $'000	The Company 2005 $'000
Current Assets			
Cash assets	6	11,039	–
Receivables	8	37,839	–
Inventories	9	79,778	–
Other	10	423	–
Total current assets		129,079	–
Non-current assets			
Receivables	8	1,527	119,501
Intangible assets	11	200,167	–
Investments accounted for using the equity method	12	58	–
Property, plant and equipment	13	207,816	–
Deferred tax assets	5(d)	3,449	2,712
Other	10	16,586	–
Total non-current assets		429,603	122,213
Total assets		558,682	122,213
Current Liabilities			
Payables	14	22,840	1,377
Interest bearing liabilities	15	4,514	–
Current tax liabilities	5(b)	1,060	331
Provisions	18	1,624	–
Total current liabilities		30,038	1,708
Non-current Liabilities			
Interest bearing liabilities	15	374,321	–
Payables	16	–	58
Deferred tax liabilities	5(c)	5,595	5,595
Provisions	18	685	–
Total non-current liabilities		380,601	5,653
Total liabilities		410,639	7,361
Net assets		148,043	114,852
Equity			
Contributed equity	19	119,501	119,501
Accumulated loss	22	(2,099)	(4,649)
Total parent entity interest		117,402	114,852
Outside equity interest	20	30,641	–
Total equity		148,043	114,852

The statements of financial position are to be read in conjunction with the notes to and forming part of the financial statements set out on pages 36 to 71.

STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED 30 JUNE 2005

	Note	Consolidated 2005 $'000	The Company 2005 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		152,064	–
Cash payments in the course of operations		(98,242)	(58)
Dividends received		425	–
Interest received		407	–
Borrowing costs paid		(10,253)	–
Income tax paid		(4,544)	–
Net cash provided by/(used in) operating activities	*27(ii)*	39,857	(58)
Cash flows from investing activities			
Proceeds on disposal of non-current assets		1,453	–
Payment for deferred borrowing costs		(17,541)	–
Payment for controlled entities (net of cash acquired)	*28(b)*	(372,173)	–
Payment for property, plant and equipment		(44,333)	–
Net cash used in investing activities		(432,594)	–
Cash flows from financing activities			
Proceeds from issue of shares		150,000	119,501
Proceeds from borrowings:			
Loans		239,911	–
Convertible notes		125,000	–
Loan from controlled entity		–	58
Loan to controlled entity		–	(119,501)
Repayment of borrowings		(109,205)	–
Finance lease payments		(1,930)	–
Net cash provided by financing activities		403,776	58
Net increase (decrease) in cash held		11,039	–
Cash at the beginning of the period		–	–
Cash at the end of the financial period	*27(i)*	11,039	–

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 36 to 71.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of assets.

These accounting policies have been consistently applied by each entity in the consolidated entity.

The Company was incorporated on the 14th December 2004. The financial report presents information for the financial period from 14th December 2004 to 30th June 2005. As this is the first reporting period for the Company, there are no comparative balances to include in the financial report.

(b) Principles of Consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases (Refer Note 28(a)).

Outside interests in the equity and results of the entities, that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence and where the investment in that entity has not been acquired with a view to disposal in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associate's net profit or loss after tax is recognised in the consolidated statement of financial performance after adjustments from revisions in depreciation of depreciable assets and amortisation of goodwill arising from notional adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on both upstream and downstream transactions between the associate and any entities in the consolidated entity or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Joint Ventures

A joint venture is either an entity or operation that is jointly controlled by the consolidated entity.

Joint venture entities

In the consolidated financial statements, investments in joint venture entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The consolidated entity's share of the joint venture entity's net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisition is brought to account at cost and amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(d) Contract Intangibles

Contract intangibles represent the consideration paid for the identifiable contract asset acquired on acquisition and is amortised over the life of the contract.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(f) Foreign Currency Transactions

Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account in the statement of financial performance in the financial period in which the exchange rates change.

- hedging specific anticipated transactions or net investments in self-sustaining operations (see Note 1(v))
- relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation.
- relating to acquisition of qualifying assets.

Translation of Controlled Foreign Entities

The assets and liabilities of foreign operations, that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

Exchange rates used

The following exchange rates are the main exchange rates used in translating foreign currency transactions, balances and financial statements (expressed in Australian dollars).

	Average 2005	As at 30 June 2005
US Dollar	0.77	0.76
Euro Dollar	0.60	0.63

(g) Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) to the taxation authority.

Income from dividends or distributions from investments in other entities are recognised when received except for investments in associates and joint venture entities (see Note 1 (m)).

Revenue from Sale of Machines and Parts

Revenue from the sale of machines and parts is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

Revenue from Rental Income

Revenue from rental services is recognised when invoiced which is based on the number of machine hours worked in a period.

Sale of Non-Current Assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(h) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings, including trade creditors and lease finance charges.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i) Taxation

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Tax consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 28. The tax-consolidated group has not entered into a tax funding agreement. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions) through income tax expense.

(j) Acquisition of Assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Subsequent additional costs

Costs incurred on assets subsequent to initial acquisition which, significantly extend the useful life of that asset are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.

Costs that do not meet the criteria for capitalisation are expensed as incurred.

(k) Recoverable Amount of Non Current Assets Valued on Cost Basis

The carrying amounts of all non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recovering amounts of non-current assets, the relevant cash flows have not been discounted to their present value.

Where a group of assets working together supports the generation of cash flows, recoverable amount is assessed in relation to that group of assets.

Provisions are made for restoration of non-current assets when required, as determined by the Directors.

(l) Use and revision of accounting estimates

The preparation of the financial report requires the making of estimations and assumptions that affect the recognised amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognised in the period in which the estimate is revised if the revisions affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(m) Investments

Controlled Entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

Associates

In the Company's financial statements investments in unlisted shares of associates are carried at the lower of cost and recoverable amount.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is based on and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location.

Net realisable value is determined on the basis of normal selling patterns. Expenses of marketing and selling are estimated and are deducted to establish net realisable value.

(o) Property, Plant and Equipment

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

Land and buildings are valued by the Company's Directors every three years on the basis of existing use.

Depreciation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated over their estimated useful lives. Estimates of remaining useful lives are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives is as follows:

Leasehold Improvements	15 years
Plant and Equipment	3–15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3–10 years
Motor Vehicles	5 years
Sundry Plant	7–10 years

(p) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

(q) Employee Benefits

Wages, Salaries, Annual Leave, Sick Leave and Non-Monetary Benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of the year-end represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Non-accumulating non-monetary benefits, such as interest free loans, are expensed based on the net marginal cost to the consolidated entity as the benefits are taken by the employees.

Long Service Leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation Fund

The Company and its controlled entities contributed to several defined contribution superannuation plans.

Contributions to employee superannuation funds are charged against income as incurred.

Profit sharing and bonus plans

A liability is recognised for profit sharing and bonus plans, under plans allowing the consolidated entity to settle in either cash, once the cash election is decided, when there is no realistic alternative, the benefit calculations are formally documented, and determined before signing the financial report and past practice supports the calculation.

(r) Interest Bearing Liabilities

Bank loans are recognised at their principal amount. Interest expense is accrued at the contracted rate and included in other creditors and accruals.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s) Leased Assets

Operating leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

Finance leases

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

(t) Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provisions.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the statement of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery receivable only when the entity:

- has a legally recognised right to set-off the recovery receivable and the provision, and
- intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

(u) Trade Debtors

Trade debtors are generally settled within 60 days and are carried at amount due.

The collectability of debts is assessed at period end and specific provision is made for any doubtful accounts.

(v) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

Hedges

Anticipated transactions

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using foreign currency current at reporting date.

The net amounts receivable or payable under open swaps, and forward rate agreements and the associated deferred gains or losses are not recorded on the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables are revalued using the interest or commodity rates current at reporting date.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedged transaction are recognised immediately in the statement of financial performance.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

Net investment in foreign operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expenses/revenue, are transferred to the foreign currency translation reserve on consolidation.

Other hedges

All other hedge transactions are initially recorded at the relevant rate at the date of the transaction. Hedges outstanding at reporting date are valued at the rates ruling on the date and any gains or losses are brought to account in the statement of financial performance.

2. REVENUE FROM ORDINARY ACTIVITIES

	Consolidated 2005 $'000	The Company 2005 $'000
Revenue from sale of machine and parts	69,286	–
Revenue from rental income	79,571	–
Gross proceeds from sale of non-current assets	1,453	–
Revenue from maintenance services	3,295	–
Other Revenues		
From Operating Activities:		
Dividends		
Joint venture entity	425	–
Interest		
Other Parties	407	–
From outside operating activities:		
Rent	58	–
Sundry Income	293	–
Total revenues from ordinary activities	154,788	–

	Consolidated 2005 $'000	The Company 2005 $'000
3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:		
Cost of sale of machines and parts	57,800	–
Write-down in value of inventories	1,436	–
Depreciation of:		
– buildings	50	–
– plant and equipment – owned	13,075	–
– plant and equipment – leased	1,080	–
– furniture fittings and fixtures	38	–
– office equipment	209	–
– motor vehicles	350	–
– sundry plant	266	–
	15,068	–
Amortisation of:		
– goodwill	4,875	–
– contract intangible	9,300	–
– leasehold improvements	107	–
	14,282	–
Total depreciation and amortisation	29,350	–
Borrowing costs		
– bank loans and overdrafts	14,967	–
– finance leases	770	–
– amortisation of borrowing costs	1,165	–
	16,902	–
Net bad and doubtful debts expense including movements in provision for doubtful debts	759	–
Net expense from movements in provision for:		
– employee entitlements	518	–
Net foreign exchange loss	1,584	–
Net (gain) on disposal of non-current assets		
– property, plant and equipment	(391)	–

	Consolidated 2005 $	The Company 2005 $
4. AUDITOR'S REMUNERATION		
Audit services		
Auditors of the Company		
KPMG Australia:		
– audit and review of financial reports	180,000	25,000
– other regulatory audit services	–	–
Overseas KPMG Firms:		
– audit and review of financial reports	59,046	–
	239,046	25,000
Other services		
Auditors of the Company		
KPMG Australia:		
– other assurance services	95,910	–
– taxation services	207,682	–
Overseas KPMG Firms:		
– taxation services	10,468	–
	314,060	–
KPMG related practices		
– corporate finance	23,182	23,182
	576,288	48,182

	Consolidated 2005 $'000	The Company 2005 $'000
5. TAXATION		
(a) Income Tax Expense		
Prima facie income tax expense calculated at 30%		
on the profit from ordinary activities	831	(213)
Increase in income tax expense due to:		
Amortisation of goodwill and intangibles	4,252	–
Sundry (including entertainment)	401	–
Deferred tax balances transferred to head entity in tax consolidated group	–	833
Current income tax expense of wholly-owned subsidiaries in tax consolidated group	–	3,319
Decrease in income tax expense due to:		
Share of associates' net profit	(1)	–
Franking credit	(128)	–
Income tax expense attributable to operating profit	5,355	3,939

	Consolidated 2005 $'000	The Company 2005 $'000
5. TAXATION – continued		
(b) Current Tax Liabilities		
Provision for current income tax		
Movements during the period:		
– Balance at the beginning of the period	–	–
– Income tax paid	(4,544)	–
– Tax paid by wholly owned subsidiary on behalf of head entity	–	(725)
	(4,544)	(725)
Acquisition of controlled entity	1,722	–
Current year's income tax liability on operating profit/(loss)	3,882	(213)
Current year's income tax liability of wholly-owned subsidiaries transferred to head entity	–	1,269
	1,060	331
(c) Deferred tax liabilities		
Provision for deferred income tax		
Provision for deferred income tax comprises the estimated expense at the applicable rate of 30% on the following items:		
– Difference in depreciation and amortisation of property, plant and equipment for accounting and income tax purposes.	3,638	3,638
– Consumables	1,676	1,676
– Sundry items	281	281
	5,595	5,595
(d) Deferred tax assets		
Future income tax benefit		
Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% on the following items:		
– Difference in depreciation and amortisation of property, plant and equipment for accounting and income tax purposes	1,543	975
– Provisions and accrued employee entitlements not currently deductible	676	676
– Accruals	962	962
– Sundry Items	268	99
	3,449	2,712

5. TAXATION – continued

(e) Dividends

	The Company 2005 $'000
Dividends were not paid during the period by the Company.	
Dividend Franking Account	
30% franking credits available to shareholders of the Company for subsequent financial years	10,806

The above available amounts are based on the balance of the dividend franking account at period-end adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax

(b) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

6. CASH ASSETS

	Consolidated 2005 $'000	The Company 2005 $'000
Cash at bank	11,039	-

7. SEGMENT REPORTING

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest earnings assets and revenue, interest-bearing loans, borrowings, and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers in Australia and Asia.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business segments operate geographically as follows:

Australia	Rental, sales, parts and maintenance divisions throughout Australia
Asia	Rental division in Indonesia
USA	Sales divisions in Atlanta and Houston

7. SEGMENT REPORTING – continued

Business segments	Rental 2005 $000's	Sales 2005 $000's	Parts 2005 $000's	Maintenance 2005 $000's	Other 2005 $000's	Eliminations 2005 $000's	Consolidated 2005 $000's
Sales to external customers	79,571	60,294	12,050	2,261	–	–	154,176
Inter segment sales	–	5,543	2,003	135	–	(7,681)	–
Total segment revenue	79,571	65,837	14,053	2,396	–	(7,681)	154,176
Unallocated revenue							612
Total revenue							154,788
Segment result	15,520	3,006	1,427	(171)	–	–	19,782
Unallocated revenues and expenses							(17,009)
Profit from ordinary activities before income tax							2,773
Income tax benefit/(expense)							(5,355)
Net loss after income tax expense							(2,582)
Depreciation and amortisation	27,843	872	351	145	139	–	29,350
Segment Assets	413,429	81,557	30,237	15,591	–	–	540,814
Unallocated corporate assets							17,868
Consolidated total assets							558,682
Segment Liabilities	28,036	8,464	3,147	–	–	–	39,647
Unallocated corporate liabilities							370,992
Consolidated total liabilities							410,639
Acquisition of non current assets	408,587	21,031	9,933	22	1,223	–	440,796

Geographical segments	Australia 2005 $000's	Asia 2005 $000's	USA 2005 $000's	Other 2005 $000's	Consolidated 2005 $000's
Segment Revenue	129,231	15,079	9,866	–	154,176
Segment Assets	473,954	72,412	12,254	62	558,682
Acquisitions of non current assets	377,951	62,771	74	–	440,796

	Consolidated 2005 $'000	The Company 2005 $'000
8. RECEIVABLES		
Current		
Trade debtors	38,725	–
Less: Provision for doubtful trade debtors	(1,039)	–
	37,686	–
Other debtors	153	–
	37,839	–
Non-Current		
Other debtors	1,527	–
Loans to controlled entities	–	119,501
	1,527	119,501

Intercompany loans

The Consolidated Entity does not charge interest on loans established within the Australian group. Interest is charged on cross boarder loans at arms length interest rates.

9. INVENTORIES

	Consolidated 2005 $'000	The Company 2005 $'000
Equipment and parts at cost	73,098	–
Work in progress	551	–
Consumables, spare parts – at cost	6,129	–
	79,778	–

10. OTHER ASSETS

	Consolidated 2005 $'000	The Company 2005 $'000
Current		
Prepayments	423	–
Non-Current		
Debt raising costs	17,541	–
Less accumulated amortisation	(1,165)	–
	16,376	–
Other	210	–
	16,586	–

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 30 JUNE 2005

	Consolidated 2005 $'000	The Company 2005 $'000
11. INTANGIBLE ASSETS		
Goodwill at cost	193,542	–
Less: Accumulated amortisation	(4,875)	–
	188,667	–
Contract Intangible	20,800	–
Less: Accumulated amortisation	(9,300)	–
	11,500	–
Total intangible assets	200,167	–
12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD FOR JOINT VENTURE ENTITIES (Note 29)	58	–
13. PROPERTY, PLANT AND EQUIPMENT		
Freehold Land and Buildings – at cost	6,730	–
Less: Accumulated depreciation	(50)	–
	6,680	–
Leasehold Improvements at cost	2,190	–
Less: Accumulated amortisation	(107)	–
	2,083	–
Plant and Equipment – at cost	191,607	–
Less: Accumulated depreciation	(13,075)	–
	178,532	–
Leased Plant and Equipment – at capitalised cost	15,454	–
Less: Accumulated amortisation	(1,080)	–
	14,374	–
Furniture, Fixtures and Fittings – at cost	514	–
Less: Accumulated depreciation	(38)	–
	476	–
Office Equipment – at cost	970	–
Less: Accumulated depreciation	(209)	–
	761	–
Motor Vehicles – at cost	2,976	–
Less: Accumulated depreciation	(350)	–
	2,626	–
Sundry Plant – at cost	2,550	–
Less: Accumulated depreciation	(266)	–
	2,284	–
Total Property, Plant and Equipment – at net book value	207,816	–

13. PROPERTY, PLANT AND EQUIPMENT – continued

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2005 $'000	The Company 2005 $'000
Freehold Land and Buildings		
Carrying amount at the beginning of the year	–	–
Additions	26	–
Acquisition through entity acquired	6,704	–
Depreciation	(50)	–
Carrying amount at the end of the year	6,680	–
Leasehold Improvements		
Carrying amount at the beginning of the year	–	–
Additions	172	–
Acquisition through entity acquired	2,023	–
Disposals	(5)	–
Amortisation	(107)	–
Carrying amount at the end of the year	2,083	–
Plant and Equipment		
Carrying amount at the beginning of the year	–	–
Additions	42,834	–
Acquisition through entity acquired	149,150	–
Disposals	(1,031)	–
Depreciation	(13,075)	–
Net foreign currency differences on translation of self-sustaining operations	654	–
Carrying amount at the end of the year	178,532	–
Furniture, Fixtures and Fittings		
Carrying amount at the beginning of the year	–	–
Additions	73	–
Acquisition through entity acquired	441	–
Depreciation	(38)	–
Carrying amount at the end of the year	476	–
Office Equipment		
Carrying amount at the beginning of the year	–	–
Additions	255	–
Acquisition through entity acquired	718	–
Disposals	(3)	–
Depreciation	(209)	–
Carrying amount at the end of the year	761	–

13. PROPERTY, PLANT AND EQUIPMENT – continued

Reconciliations – continued

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated 2005 $'000	The Company 2005 $'000
Motor Vehicles		
Carrying amount at the beginning of the year	–	–
Additions	546	–
Acquisition through entity acquired	2,442	–
Disposals	(12)	–
Depreciation	(350)	–
Carrying amount at the end of the year	2,626	–
Sundry Plant		
Carrying amount at the beginning of the year	–	–
Additions	427	–
Acquisition through entity acquired	2,124	–
Disposals	(1)	–
Depreciation	(266)	–
Carrying amount at the end of the year	2,284	–
Leased Plant and Equipment		
Carrying amount at the beginning of the year	–	–
Additions	9,214	–
Acquisition through entity acquired	6,080	–
Amortisation	(1,080)	–
Net foreign currency differences on translation of self-sustaining operations	160	–
Carrying amount at the end of the year	14,374	–

14. PAYABLES

	Consolidated 2005 $'000	The Company 2005 $'000
Trade creditors	8,331	–
Other creditors and accruals	14,509	1,377
	22,840	1,377

	Consolidated 2005 $'000	The Company 2005 $'000
15. INTEREST BEARING LIABILITIES		
Current		
Lease liabilities	4,514	–
Non-Current		
Bank loans – secured	240,689	–
Exchangeable notes	125,000	–
Lease liabilities	8,632	–
	374,321	–

Bank loans

The bank loan is provided by a syndicate of banks ("syndicated facility") who hold a fixed and floating charge over the assets and undertakings of the Consolidated entity. The facility has an expiration date of 18 January 2010. Each entity of the consolidated group is a guarantor. The syndicated facility allows for funds to be drawn in Australian and United States dollars. At year end the consolidated entity had drawn AUD$213,000,000 and US$21,140,800 (AUD$27,689,000).

Exchangeable Notes

On 27 April 2005, the Consolidated entity issued 1,250,000 of Exchangeable Notes at $100 each totalling $125,000,000. The notes have an expiration date of 27 October 2010 and pay a fixed interest of 10.0825% bi annually over the duration of the term. In the event of an initial public offering, note holders will be entitled to exchange up to 100% of their Notes into listed securities at a 2.5% discount to the issue price paid by retail investors.

Lease Liabilities

The Controlled entity has been granted a US$15,000,000 finance facility with PT Caterpillar Finance Indonesia. The Consolidated entity has provided a Letter of Comfort to guarantee the terms and conditions of the finance facility.

	Consolidated 2005 $'000	The Company 2005 $'000
16. NON CURRENT PAYABLES		
Loan from Controlled entity	–	58

	Consolidated 2005 $'000	The Company 2005 $'000
17. FINANCING ARRANGEMENTS		
The consolidated entity has access to the following lines of credit:		
Total facilities available:		
Bank loans	315,000	–
Exchangable notes	125,000	–
Finance leases	19,646	–
Overdraft	25,000	–
	484,646	–
Facilities utilised at reporting date:		
Bank loans	240,689	–
Exchangable notes	125,000	–
Finance leases	13,146	–
Overdraft	–	–
	378,835	–
Facilities not utilised at reporting date:		
Bank loans	74,311	–
Exchangable notes	–	–
Finance leases	6,500	–
Overdraft	25,000	–
	105,811	–

Overdraft

The overdraft facility is supported by the financiers of the syndicated facility mentioned above by a standby letter of credit facility for the same amount. The expiration date of the overdraft facility is 19 December 2005.

18. PROVISIONS

	Consolidated 2005 $'000	The Company 2005 $'000
Current		
Employee Benefits	1,624	–
There were 266 employees at period end		
Non-Current		
Employee Benefits	685	–

19. CONTRIBUTED EQUITY

	Consolidated 2005 $'000	The Company 2005 $'000
37,500,002 ordinary shares, fully paid	37,500	37,500
82,001,248 preferred ordinary shares, fully paid	82,001	82,001
7,500,000 A class management performance shares, fully paid	–	–
10,500,000 B class management performance shares, unpaid	–	–
	119,501	119,501
(a) Ordinary shares		
Movement during the period		
Balance at beginning of the financial period	–	–
Shares issued		
37,500,002 for cash pursuant to a subscription agreement	37,500	37,500
	37,500	37,500
(b) Preferred ordinary shares		
Movement during the period		
Balance at beginning of the financial period	–	–
Shares issued		
82,001,248 for cash pursuant to a subscription agreement	82,001	82,001
	82,001	82,001
(c) A class management performance shares		
Movement during the period		
Balance at beginning of the financial period	–	–
7,500,000 pursuant to the subscription agreement for nil consideration	–	–
	–	–
(d) B class management performance shares		
Movement during the period		
Balance at beginning of the financial period	–	–
10,500,000 pursuant to the subscription agreement for nil consideration	–	–
	–	–

19. CONTRIBUTED EQUITY – continued

Terms and conditions

Ordinary shares

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of the Company, the ordinary shareholder ranks after all other creditors are fully entitled to any proceeds of liquidation.

Preferred ordinary shares

Holders of preferred ordinary shares are entitled to the same terms and conditions as ordinary shareholders, with the addition of weighted voting rights. The weighted voting right reflects the voting right that would have been achieved had all investors, invested equally across the parallel structure of Emeco Holdings Pty Limited and Emeco (UK) Limited.

'A' class management performance shares

Holders of A Class Performance shares will be entitled to convert their shares to Ordinary Shares upon a Conversion Event (note (i)) subject to the Investors (note (ii)) obtaining an Internal Rate of Return (IRR) of 25% on their investment and where the Investor cash flows are 2 times the aggregate of the negative cash flows paid by the Investors. Conversion into Ordinary Shares will be directly proportional to the IRR achieved up to a maximum IRR of 35% (i.e. 26% IRR = 10% conversion entitlement, 27% = 20% conversion entitlement, 35% IRR (maximum) = 100% conversion entitlement).

Note (i): Conversion Event means Initial Public Offering, Share Sale or Post Business Sales Return of Capital.

Note (ii): Investors means the private equity funds controlled by Archer Capital Pty Ltd and Pacific Equity Partners which holds Ordinary Shares.

'B' class management performance shares

Holders of B Class Performance Shares will be entitled to convert their shares to Ordinary Shares upon a Conversion Event on a one for one basis, subject to the Holder paying the unpaid portion of the $1 issue price in addition to the following requirements:

(1) If the Investors obtain an IRR of greater than 25%, but where Investor Cash flows are less than 2 times the aggregate of the negative cash flow paid by the Investors, the Holders are entitled to convert 20% of their B Class Shares to Ordinary Shares for each year of ownership of the B Class Performance Shares.

(2) If the Investors obtain an IRR of greater than 25% and Investor Cash flows are greater than 2 times the aggregate of the negative cash flows paid by the Investors the Holders are entitled to convert 100% of their shares B Class Management Performance Shares to Ordinary Shares on a one-for-one basis.

	Consolidated 2005 $'000	The Company 2005 $'000
20. OUTSIDE EQUITY INTERESTS		
Outside equity interests in controlled entities comprise:		
Interest in retained profits at the beginning of the financial period after adjustment for outside equity interests in entities acquired during the financial period	–	–
Equity contribution	30,499	–
Interest in operating loss after income tax	(483)	–
Foreign currency translation reserve acquired by outside equity interest	676	–
Movement in foreign currency translation reserve	(51)	–
Total outside equity interests	30,641	–
21. RESERVES		
Foreign currency translation	–	–
(a) Foreign Currency Translation		
Balance at the Beginning of period	–	–
Net Translation adjustment	676	–
Disposal of foreign entities to outside equity interests	(676)	–
Balance at end of period	–	–
The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations.		
22. ACCUMULATED LOSS		
Accumulated loss at beginning of period	–	–
Net loss attributable to members of the parent entity	(2,099)	(4,649)
Accumulated loss at the end of the period	(2,099)	(4,649)
23. TOTAL EQUITY RECONCILIATION		
Total equity at beginning of period	–	–
– Total changes in parent entity interest in equity recognised in statement of financial performance	(2,099)	(4,649)
Transactions with owners as owners:		
– Contributions of equity (Note 19)	119,501	119,501
Total changes in outside equity interest (Note 20)	30,641	–
Total equity at end of period	148,043	114,852

	Consolidated 2005 $'000	The Company 2005 $'000
24. COMMITMENTS		
(a) Operating Lease Commitments		
Future non-cancellable operating lease rentals of premises not provided for in the financial statements and payable:		
– within one year	4,499	–
– one year or later but not later than five years	5,307	–
– later than five years	2,404	–
	12,210	–
(b) Finance Lease Payment Commitments		
Finance lease commitments are payable:		
– within one year	5,294	–
– one year or later but not later than five years	9,086	–
	14,380	–
Less: Future lease finance charges	(1,234)	–
	13,146	–
Lease liabilities provided for in the financial statements:		
Current	4,514	–
Non-current	8,632	–
Total lease liability	13,146	–

The consolidated entity leases plant and equipment under finance leases. The consolidated entity's lease liabilities are secured by the leased assets of $14,374,000. In the event of default, the leased assets revert to the lessor.

(c) Capital Commitments

The consolidated entity has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $75,843,000 payable within one year.

25. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a) Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Floating Interest Rate 2005 $000's	Fixed Interest 1 year or less 2005 $000's	1 to 5 years 2005 $000's	More than 5 years 2005 $000's	Non Interest Bearing 2005 $000's	Total 2005 $000's	Weighted Average Interest Rate 2005 %
Financial Assets							
Cash assets	11,039	–	–	–	–	11,039	4.27
Receivables	–	–	–	–	39,366	39,366	–
	11,039	–	–	–	39,366	50,405	–
Financial Liabilities							
Borrowings	40,689	200,000	–	–	–	240,689	7.38
Convertible notes	–	–	–	125,000	–	125,000	10.08
Finance leases	13,146	–	–	–	–	13,146	6.89
Payable	–	–	–	–	22,840	22,840	–
Employee benefits	–	–	–	–	2,309	2,309	–
	53,835	200,000	–	125,000	25,149	403,984	–
Interest rate swaps (i)	–	(200,000)	–	–	–	200,000	–

Interest rate risk emanates from the changes in market interest rates impacting on the consolidated entity's short and long term debt.

(i) Interest rate swaps

The consolidated entity enters into interest rate swap contracts in order to manage interest rate exposures on Australian dollar borrowings. Interest rate swaps are used to convert a portion of the consolidated entity's floating interest rate exposures to fixed interest rate exposures, thereby reducing the volatility of interest rate costs between financial reporting periods.

The fair value of interest rate swap contracts as at 30 June 2005 is a loss of $1,755,290.

At 30 June 2005, the notional principal amounts of the interest rate swap contracts held by the consolidated entity were as follows:

	$'000
Australian dollar	200,000

These interest rate swaps principal amount expiring over the next 5 years are:

	2005 $000's
Not later than one year	25,000
Later than one year but not later than two	25,000
Later than two years but not later than three	25,000
Later than three years but not later than four	25,000
Later than four years but not later than five	100,000

25. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE – continued

(a) Foreign exchange risk

The consolidated entity's sales are predominantly transacted in Australian dollars.

The following table set out the gross value to be received under forward foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

	Consolidated		
	2005 Weighted average rate	2005 $000's	2005 $000's gains/(losses)
Not later than one year			
Sell US dollars/Buy Australian dollars	0.77	2,760	–
Sell Canadian/Buy Australian dollars	0.94	31	–

(b) Net fair values of financial assets and liabilities

Valuation approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised financial instruments

Monetary financial assets and liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers (reduced for expected credit losses) or due to suppliers. The carrying amounts of financial assets and liabilities, except the exchangeable notes, approximate net fair value.

The carrying amount and net fair value as at reporting date of the exchangeable notes is $125,000,000 and $129,000,000 respectively.

Unrecognised financial instruments

The valuation of financial instruments not recognised on the statement of financial position detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transactions costs), or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations using standard valuation techniques.

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk of financial assets, excluding investments, of the consolidated entity, which have been recognised on the statement of financial position, is the carrying amount net of any provision for doubtful debts.

Interest rate swaps are subject to credit in relating to relevant counterparties, which are principally large global banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contract that are favourable to the consolidated entity. At year end the swap positions were not in a favourable position.

As all forward exchange contracts are transacted with counterparties, which are principally large global banks, and the position disclosed above are not considered significant, the credit risk associated with these contracts is considered minimal.

Concentration of credit risk on trade and term debtors exists in respect to the mining industry. However this risk is mitigated through a debtors insurance policy held over a significant portion of these debtors.

Other than the concentration of credit risk described above, the consolidated entity is not materially exposed to any individual country.

Unrecognised financial instruments

Credit risk on derivative contracts, which have not been recognised on the statement of financial position is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by the recognised rating agency.

26. CONTINGENT LIABILITIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote as set out below, as well as details of contingent liabilities, which although considered remote, the directors consider should be disclosed.

Guarantees

The consolidated entity has guaranteed the repayments of $196,000 with varying expiry dates out to 30 June 2009.

27. NOTES TO THE STATEMENTS OF CASH FLOWS

(i) Reconciliation of Cash

For the purposes of the statements of cash flow, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	Consolidated 2005 $'000	The Company 2005 $'000
Cash assets (Note 6)	11,039	–
(ii) Reconciliation of operating loss after income tax to net cash provided by operating activities		
Operating loss after income tax	(2,582)	(4,649)
Add/(less) items classified as investing/financing activities:		
(Profit)/loss on sale of non-current assets	(391)	–
Add/(less) non-cash items:		
Amortisation	14,282	–
Depreciation	15,068	–
Amortisation of borrowing costs	1,165	–
Unrealised foreign exchange (gain)/loss	1,365	–
Stock write downs	1,436	–
Share of joint venture entities net (profit)/loss adjusted for dividends received and share of profits owing to previous owners	4	–
(Decrease)/Increase in income taxes payable	(727)	331
(Decrease)/Increase in deferred taxes	2,297	2,883
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired	31,917	(1,435)
(Increase)/decrease in trade/term debtors	1,433	–
(Increase)/decrease in inventories	(356)	–
(Increase)/decrease in other assets	640	–
(Increase)/decrease in prepayments	567	–
Increase/(decrease) in accounts payable	5,316	1,377
Increase/(decrease) in provisions	340	–
Net cash provided by operating activities	39,857	(58)

(iii) During the financial period, the consolidated entity acquired property, plant and equipment with an aggregate fair value of $9,214,000 by means of finance leases. These acquisitions are not reflected in the statements of cash flow.

28. CONTROLLED ENTITIES

(a) Particulars in Relation to Controlled Entities

	Note	2005 %
Parent entity		
Emeco Holdings Pty Limited		
Controlled entities		
Emeco Limited		100
Emeco International Pty Limited		100
Emeco Sales Pty Ltd		100
Emeco Parts Pty Ltd		100
Emeco (UK) Limited	(i)	0
Emeco Equipment (USA) LLC	(ii)	0
Emeco International Mauritius	(iii)	0
Emeco Global	(iii)	0
PT Prima Traktor IndoNusa (PTI)	(iv)	0
Emeco International Europe BV	(v)	0
Emeco Europe BV	(v)	0

Notes

(i) Emeco (UK) Limited was incorporated in and carries on business in the United Kingdom. Emeco (UK) Limited is the parent entity of Emeco Equipment (USA) LLC, Emeco International Mauritius, Emeco Global, Emeco International Europe BV and Emeco Europe BV. The Company has no economic interest in Emeco (UK) Limited and its controlled entities. However, Emeco (UK) Limited has been identified as a special purpose entity, set up for the specific purposes of an equalisation deed between the shareholders of Emeco (UK) Limited and Emeco Holdings Pty Limited, forming a relationship of control. The interest in Emeco (UK) Limited and its controlled entities is reflected through outside equity interests (refer Note 20).

(ii) Emeco Equipment (USA) LLC was incorporated in and carries on business in the United States.

(iii) Emeco International Mauritius and Emeco Global were incorporated in and carry on business in the United Kingdom. Each Company owns 50% in PT Prima Traktor IndoNusa.

(iv) PT Prima Traktor IndoNusa was incorporated in and carries on business in Indonesia.

(v) Emeco International Europe BV and Emeco Europe BV were incorporated in and carries on business in the Netherlands. Emeco International Europe BV is the parent entity of Emeco Europe BV.

28. CONTROLLED ENTITIES – continued

(b) Acquisition of entities

The following controlled entities were acquired during the prior financial period:

On 16 December 2004 and 1 January 2005 the consolidated entity obtained control of Emeco Limited and Emeco International Pty Limited and its wholly owned subsidiaries respectively. Details of the acquisitions are as follows:

	Consolidated 2005 $'000	The Company 2005 $'000
Consideration	378,380	–
Cash acquired	(6,207)	–
Outflow of cash	372,173	–
Fair value of net assets of entity acquired:		
Property, plant and equipment	169,682	–
Deferred tax asset	3,539	–
Cash assets	6,207	–
Inventories	70,015	–
Receivables	37,323	–
Intangibles	20,800	–
Prepayments	990	–
Other	1,038	–
Bank loans and finance leases	(106,623)	–
Payables	(17,296)	–
Current tax liability	(1,722)	–
Provisions	(1,935)	–
Deferred tax liabilities	(3,387)	–
	178,631	–
Goodwill on acquisition	193,542	–
Consideration (cash)	372,173	–

On 30th June 2005 the Consolidated Entity was restructured. Emeco International Pty Ltd disposed of its interest in Emeco International Mauritius, Emeco Global, PT Prima Tractor IndoNusa and Emeco International Europe BV and Emeco Europe BV. The disposed companies were acquired by another controlled entity, Emeco (UK) Limited. There was no gain or loss to the Group resulting from this transaction.

(c) Acquisition of assets

During the period a controlled entity acquired the assets and liabilities of Emeco USA General Partnership for $154,000, including a net debt of $10,258,000 which was subsequently repaid.

29. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a) Details of investments in joint venture entities are as follows:

	Ownership Interest	Investment carrying amount	
	Consolidated & The Company	Consolidated 2005 $'000	The Company 2005 $'000
Industrial Asset Management Pty Ltd ("IAM")	50%	58	–

The principal activity of IAM is to enter into forward commitments for the purchase of, primarily, heavy earthmoving and construction equipment for profitable resale. No new forward commitments were entered during the period. The joint venture is in the process of being wound up.

Dividends received from associates for the period ended 30 June 2005 to the Company amounted to $425,000.

	Consolidated 2005 $'000
Summary of performance and financial position of joint venture entities	
The consolidated entity's share of aggregate assets, liabilities and profits of joint venture entities is as follows:	
Net loss	(4)
Total assets	58
Total liabilities	–
Results of Joint Venture Entities	
Share of joint venture entities revenue	141
Share of joint venture entities expenses	(157)
	(16)
Share of joint venture entities income tax revenue	12
Share of joint venture entities net profit included in the consolidated loss from ordinary activities after related income tax expense.	(4)
Share of post-acquisition retained profits and reserves attributable to joint venture entities	
Share of net loss of joint venture entities	(4)
Dividends from joint venture entities	(425)
Share of joint venture entities accumulated losses at the end of the financial period	(429)
Movements in carrying amount of investments	
Carrying amount of investment in joint venture entities at the beginning of the financial period through entity acquired	487
Share of joint venture entities net profit	(4)
Dividends received from joint venture entities	(425)
Carrying amount of investment in joint venture entities at the end of the financial period	58

30. DIRECTORS' AND EXECUTIVES' DISCLOSURES

Remuneration of specified directors and specified executives by the consolidated entity.

Disclosure of remuneration policies, service contracts and details of directors and executive rernunerations are included in the Remuneration report.

Equity Instruments

Options granted as remuneration

During the reporting period no specified director or executive was granted with any options as a component of their remuneration.

Equity holdings and transactions

The shares in Emeco Holdings Pty Limited held, directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities at period end, is as follows:

	Ordinary Shares	'A' Class Management Performance Shares	'B' Class Management Performance Shares
Specified directors			
L C Freedman	13,658,234	937,500	937,500
R L C Adair	3,231,081	937,500	1,687,500
G J Minton	–	–	–
J D Carnegie	–	–	–
R I Koczkar	–	–	–
P J McCullagh	–	–	–
Specified executives			
D O Tilbrook	2,989,412	937,500	1,687,500
D A Jeffery	2,989,412	937,500	1,687,500
T T Sauvarin	3,337,203	937,500	937,500
M A Turner	2,989,412	937,500	1,687,500
W E Malvern	3,337,202	937,500	937,500

All of the above shares were issued 21 January 2005. There were no movements in shares held during the period.

30. DIRECTORS' AND EXECUTIVES' DISCLOSURES – continued

Exchangeable Notes

The movement during the reporting period in the number of exchangeable notes in Emeco Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities, is as follows:

	Acquired through float No.	Held at 30 June 2005 No.	Held at 30 June 2005 $	Accrued interest at 30 June 2005 $
Specified directors				
L C Freedman	10,000	10,000	1,000,000	18,981
R L C Adair	700	700	70,000	1,329
G J Minton	2,500	2,500	250,000	4,745
J D Carnegie	2,500	2,500	250,000	4,745
R I Koczkar	750	750	75,000	1,424
P J McCullagh	750	750	75,000	1,424
Specified executives				
D O Tilbrook	–	–	–	–
D A Jeffery	1,000	1,000	100,000	1,898
T T Sauvarin	4,000	4,000	400,000	7,592
M A Turner	–	–	–	–
W E Malvern	–	–	–	–

Loans

No specified director or executive has entered into any loan arrangements with consolidated entity.

Other transactions with the Company or its controlled entities

Under the Investment Service Agreement entered between Emeco Limited and Archer Capital Pty Limited ("Archer") on December 17 2004, Emeco Limited has agreed to pay $750,000 p.a. (indexed to inflation) for consulting services. The agreement shall terminate at any time by agreement between the parties, in the event of a listing, business, or share sale. The terms are no less favourable than those offered by other consultants. Archer is a related party of G J Minton and J D Carnegie in their capacity as Partners.

Under the Investment Service Agreement entered between Emeco Limited and Pacific Equity Partners Pty Limited ("PEP") on December 17 2004, Emeco Limited has agreed to pay $750,000 p.a. (indexed to inflation) for consulting services. The agreement shall terminate at any time by agreement between the parties, in the event of a listing, business, or share sale. The terms are no less favourable than those offered by other consultants. PEP is a related party of R I Koczkar and P J McCullagh in their capacity as Managing Directors.

30. DIRECTORS' AND EXECUTIVES' DISCLOSURES – continued

As at 30 June 2005 the above transaction had the following impact on assets and liabilities of the Consolidated entity:

	2005 $
Current assets	–
Non Current assets	–
	–
Current liabilities	750,000
Non Current liabilities	–
	750,000

No other director or specified executive transacted with the consolidated entity in the reporting period other than described above.

The aggregate amounts recognised during the period relating to specified directors, specified executives and their personally related entities, were total revenue of Nil and total expense of $750,000.

31. NON DIRECTOR RELATED PARTIES

The classes of non director related parties are:

- wholly owned controlled entity
- associate

	Consolidated 2005 $'000	The Company 2005 $'000
Transactions		
The aggregate amounts included in the profit from ordinary activities before income tax expense that resulted from transactions with non director related parties are:		
Dividend revenue		
Associate	425	–
Aggregate amount of other transactions with non director related parties:		
Loan advances to:		
Wholly owned controlled entity	–	119,501

Ultimate parent entity

Emeco Holdings Pty Limited is the ultimate parent entity of the consolidated entity.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended 30 June 2005.

Transition management

The board has established a formal implementation project, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005.

The project is achieving its scheduled milestones and the consolidated entity is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS on existing accounting and reporting policies and procedures, systems and processes, business structures and staff. This phase included:

- high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS
- assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes
- evaluation of the implications for staff, for example training requirements, and
- preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training.

The assessment and planning phase is completed as at 30 June 2005.

Design phase

The design phase formulated the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase included working on areas such as application of impairment requirements and transitional elections.

The design phase incorporated:

- formulation of revised accounting policies and procedures for compliance with AIFRS requirements
- identification of potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS
- development of revised AIFRS disclosures
- formulation of accounting and business processes to support AIFRS reporting obligations
- identification of required changes to financial reporting and business source systems, and

The design phase is substantially completed as at 30 June 2005.

Implementation phase

The implementation phase includes implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff and enables the consolidated entity to generate the required reconciliations and disclosures of AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards.*

This phase is substantially complete as at 30 June 2005.

Impact of transition to AIFRS

The impact of transition to AIFRS, *including the transitional* adjustments disclosed in the reconciliations from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies, are based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true *and fair presentation of the Company's and consolidated* entity's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS – continued

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:

- changes in financial reporting requirements that are relevant to the Company's and consolidated entity's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report
- additional guidance on the application of AIFRS in a particular industry or to a particular transaction
- changes to the Company's and consolidated entity's operations.

Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects managements current assessment of the likely outcome of those deliberations. The uncertainty relating to the accounting guidance is disclosed in the relevant accounting policy note and where practicable, the expected impact of the alternative interpretation is also disclosed.

The rules for first time adoption of AIFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 14 December 2004. AASB allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below.

(a) Intangible assets

Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Contract intangibles

Under Australian GAAP and AIFRS rental contracts that met the definition of a contract intangible asset have been recognised upon acquisition using the balance sheet approach to deferred tax (refer note (c)). Under AIFRS a deferred tax liability is recognised relating to the contract intangible asset. Amortisation of the intangible asset will reduce its carrying value and the associated deferred tax liability, resulting in a reduction to income tax expense. The initial recognition is expected to result in an increase in the deferred tax liability and goodwill of $6,240,000.

The expected impact from the amortisation of the contract intangible for the period is for profits to increase as a result of a decrease in income tax expense and deferred tax liabilities of $2,790,000.

Goodwill will be stated at cost less any accumulated impairment losses. Goodwill will be allocated to cash generating units and tested annually for impairment (refer (f) for further details on impairment testing).

Other intangible assets

Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses.

On transition other intangible assets are being reviewed to ensure they are capable of recognition under AASB 138 *Intangible Assets* and tested for impairment. No reclassifications or impairment losses are expected.

Software assets developed for internal use will be reclassified from property, plant and equipment to intangible assets on transition to AIFRS. This is expected to result in a reclassification of $136,000 in the consolidated entity 30 June 2005. No adjustments are expected for the Company.

Amortisation

Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets, unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life will not be subject to amortisation but tested for impairment annually. Other intangible assets will be amortised from the date they are available for use. Changes in useful life on transition to AIFRS will be accounted for prospectively. The estimated useful lives for 14 December 2004 are expected to be as follows:

	AIFRS	Current A GAAP
Goodwill	indefinite	20 years

The impact on results for the period ended 30 June 2005 is expected to be an increase of $4,875,000 from the reversal of the goodwill amortisation for the consolidated entity. No adjustment is expected for the Company.

(b) Impairment

Under current Australian GAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS – continued

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, excluding deferred tax assets, goodwill and indefinite life intangible assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill, which is not amortised under AIFRS (refer (a)), intangible assets that have an indefinite useful life and intangible assets not yet ready for use are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

A cash generating unit will be the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets, each cash-generating unit must be no larger than a segment.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same way as a revaluation decrease.

Impairment losses recognised in respect of a cash generating unit will he allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts.

Goodwill and indefinite life intangible assets will be tested for impairment as at transition date.

Calculation of recoverable amount

Under current Australian GAAP, the recoverable amount of non-current assets was assessed at an entity level using undiscounted cash flows.

The recoverable amount of other assets will be the greater of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows will be discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or cash generating unit. Cash flows will be estimated for the asset or cash generating unit in its current condition and therefore will not include cash inflows and outflows improving or enhancing the asset's performance or expected to arise from future restructuring not yet committed to at testing date.

No impairment adjustments are expected for the Consolidated Entity for the period ended 30 June 2005.

(c) Taxation

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the period comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences will not be provided for: goodwill for which amortisation is not tax deductible, the initial recognition of assets and liabilities that affect neither accounting or taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will he realised.

Tax Consolidation

Under AIFRS, accounting for the impact of the tax consolidated system in the separate financial statements of the members of a tax-consolidated group is addressed by UIG 1052 Tax Consolidation Accounting. Wholly owned subsidiaries in a tax-consolidated group must recognise their own tax amounts directly, and the current tax liability (asset) and any deferred tax asset relating to tax losses are assumed by the head entity. Assets and liabilities arising under tax funding arrangements are recognised as intercompany assets and liabilities. Any differential between the net tax amount assumed from subsidiaries and the amount recognised under tax funding arrangements is recognised as an equity contribution or distribution.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS – continued

The expected impact on the consolidated entity as a result of tax consolidations under IFRS is nil. The expected impact to the Company is a decrease in income tax expense of $9,061,000. The Company will recognise an investment in its subsidiaries of $6,178,000 and a decrease in its deferred tax assets and deferred tax liabilities of $2,712,000 and $5,595,000 respectively.

(d) Foreign currency

Financial statements of foreign operations

Under current Australian GAAP, the assets and liabilities of self-sustaining foreign operations are translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the period. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS each entity in the consolidated entity determines its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

There are no expected adjustments arising from using this method other than noted in Note 32(a).

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The expected impact of translating goodwill allocated to foreign operations to its functional currency is an increase in the foreign currency translation reserve in the outside equity interest of $406,000.

There are no other expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above, the concepts of 'self-sustaining' and 'integrated' operations do not exist in the AIFRS framework.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current period income statement.

(e) Financial instruments

The consolidated entity expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial instruments: Recognition and Measurement*. There are no expected adjustments in relation to these standards for the financial period ended 30 June 2005 as current Australian GAAP is expected to continue to apply.

The entity has followed Australian GAAP in accounting for financial instruments within the scope of AASB 132 and AASB 139 as described in Note 1 Statement of significant accounting policies. As at 1 July 2005 the expected adjustments are:

- Under current Australian GAAP not all derivatives were recognised on the balance sheet. On adoption of AASB 139 all derivatives will be recognised at fair value on the balance sheet. The effect on the consolidated entity is decrease fair value derivatives and the hedging reserve by $1,755,000. No adjustment is expected for the Company.
- Debt establishment costs capitalised and amortised over the term of the borrowing under current Australian GAAP will be recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This is expected to result in a decrease in other non current assets and financial liabilities of $16,376,000. No adjustment is expected for the Company.

Impact of change in accounting policy on prior periods

As this is the Company's first reporting period, the Company's opening balance at date of incorporation were nil. Therefore there is no impact on the opening balances.

Summary of transitional adjustments

The following table sets out the expected adjustments to the statements of financial position of the Company and the consolidated entity at transition to AIFRS as at 14 December 2004 and for the AIFRS comparative period balance sheet as at 30 June 2005.

	Consolidated 30 June 2005			The Company 30 June 2005		
	AGAAP $'000	Transition impact $'000	AIFRS $'000	AGAAP $'000	Transition impact $'000	AIFRS $'000
Current Assets						
Cash assets	11,039	–	11,039	–	–	–
Receivables	37,839	–	37,839	–	–	–
Inventories	79,778	–	79,778	–	–	–
Other	423	–	423	–	–	–
Total current assets	129,079	–	129,079	–	–	–
Non-current assets						
Receivables	1,527	–	1,527	119,501	–	119,501
Intangible assets	200,167	11,657	211,824	–	–	–
Investments accounted for using the equity method	58	–	58	–	–	–
Other financial assets	–	–	–	–	6,178	6,178
Property, plant and equipment	207,816	(136)	207,680	–	–	–
Deferred tax assets	3,449	–	3,449	2,712	(2,712)	–
Other	16,586	–	16,586	–	–	–
Total non-current assets	429,603	11,521	441,124	122,213	3,466	125,679
Total assets	558,682	11,521	570,203	122,213	3,466	125,679
Current Liabilities						
Payables	22,840	–	22,840	1,377	–	1,377
Interest bearing liabilities	4,514	–	4,514	–	–	–
Current tax liabilities	1,060	–	1,060	331	–	331
Provisions	1,624	–	1,624	–	–	–
Total current liabilities	30,038	–	30,038	1,708	–	1,708
Non-current Liabilities						
Interest bearing liabilities	374,321	–	374,321	–	–	–
Payables	–	–	–	58	–	58
Deferred tax liabilities	5,595	3,450	9,045	5,595	(5,595)	–
Provisions	685	–	685	–	–	–
Total non-current liabilities	380,601	3,450	384,051	5,653	(5,595)	58
Total liabilities	410,639	3,450	414,089	7,361	(5,595)	1,766
Net assets	148,043	8,071	156,114	114,852	9,061	123,913
Equity						
Contributed equity	119,501	–	119,501	119,501	–	119,501
Accumulated loss	(2,099)	7,665	5,566	(4,649)	9,061	4,412
Total parent entity interest	117,402	7,665	125,067	114,852	9,061	123,913
Outside equity interest	30,641	406	31,047	–	–	–
Total equity	148,043	8,071	156,114	114,852	9,061	123,913

The following table sets out the expected adjustments to the statements of financial performance of the Company and the consolidated entity for period ended 30 June 2005.

	Consolidated 30 June 2005			The Company 30 June 2005		
	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	154,788	(1,062)	153,726	–	–	–
Changes in machinery and parts inventory	743	–	743	–	–	–
Machinery and parts purchases and consumables	(60,243)	–	(60,243)	–	–	–
Repairs and maintenance	(20,580)	–	(20,580)	–	–	–
Hired in equipment and labour	(2,525)	–	(2,525)	–	–	–
Cost of the sale of non-current assets	(1,062)	1,062	–	–	–	–
Employee expenses	(7,966)	–	(7,966)	–	–	–
Other expenses from ordinary activities	(14,126)	–	(14,126)	(710)	–	(710)
Share of profits of joint venture entities accounted for using the equity method	(4)	–	(4)	–	–	–
EBITDA	49,025	–	49,025	(710)	–	(710)
Depreciation expense	(15,068)	–	(15,068)	–	–	–
Amortisation expense	(14,282)	4,875	(9,407)	–	–	–
EBIT	19,675	4,875	24,550	(710)	–	(710)
Borrowing costs	(16,902)	–	(16,902)	–	–	–
Profit from ordinary activities before related income tax expense	2,773	4,875	7,648	(710)	–	(710)
Income tax expense relating to ordinary activities	(5,355)	2,790	(2,565)	(3,939)	9,061	5,122
Net (loss)/profit	(2,582)	7,665	5,083	(4,649)	9,061	4,412
Net (loss)/profit attributable to outside equity interests	483	–	483	–	–	–
Net (loss)/profit attributable to members of the parent entity	(2,099)	7,665	5,566	(4,649)	9,061	4,412

33. EVENTS SUBSEQUENT TO REPORTING DATE

Acquisition of entity

On 2 August 2005, the Consolidated entity acquired River Valley Equipment Company Limited ("River Valley") for a purchase consideration of Canadian Dollar (CAD) 34.2 million. River Valley is a Canadian based heavy equipment rental and sales company, located in Edmonton, Alberta. The acquisition will accelerate the Group's expansion within the North American market.

International Financial Reporting Standards

For reporting periods on or after 1 January 2005 the consolidated entity must comply with Australia equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The implementation plan and potential impact of adopting AIFRS are detailed in Note 32 of the financial statements.

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Emeco Holdings Pty Limited ("the Company"):
   (a) the financial statements and notes, set out on pages 36 to 71, and the Directors and Executive Remuneration Disclosures set out on page 28 of the Directors report are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the period ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial period ended 30 June 2005.

Dated at Perth this 29th date of September 2005

Signed in accordance with a resolution of the directors:



Laurie Freedman
Managing Director

29 September 2005



Robin Adair
Director

29 September 2005

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF EMECO HOLDINGS PTY LIMITED

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* of the "Remuneration report" in the Directors' report ("remuneration disclosures"), and the directors' declaration for both Emeco Holdings Pty Limited (the "Company") and the Consolidated Entity, for the period ended 30 June 2005. The Consolidated Entity comprises both the company and the entities it controlled during that period.

The Remuneration report also contains information not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

AUDIT OPINION

In our opinion, the financial report, including the remuneration disclosures that are contained in the Remuneration report in the Directors' report of Emeco Holdings Pty Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the financial period ended on that date; and;

ii. complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.



KPMG



B C Fullarton
Partner

Perth

29th September 2005

NOTE HOLDER INFORMATION

FOR THE PERIOD ENDED 30 JUNE 2005

Issued Notes

As at 31 August 2005 the Company had 1,250,000 Exchangeable Notes on issue.

Voting rights of Exchangeable Notes

Exchangeable Notes do not carry any voting rights with respect to the share capital of the Company.

Distribution of Note Holders

As at 31 August 2005 there were 1,579 Note holders. The distribution of Note Holders as at 31 August 2005 was as follows:

Size of holding	No. of holders
1 – 1,000	1,476
1,001 – 5,000	79
5,001 – 10,000	14
10,001 – 100,000	9
100,001 and over	1
Total	1,579

As at 31 August 2005, the number of Note Holders holding less than a marketable parcel of 5 Exchangeable Notes is 0 (based on an Exchangeable Note price at close of trading on 31 August 2005 of $108.00).

Top twenty holders of Exchangeable Notes as at 31 August 2005

The top 20 holders of Exchangeable Notes, including the three equal 20th top holders are:

Name	Shares	%
JP Morgan Nominees Australia Ltd	180,801	14.46%
Citicorp Nominees Pty Ltd	91,757	7.34%
ANZ Nominees Ltd	52,148	4.17%
Equity Trustees Ltd	50,000	4.00%
Invia Custodian Pty Ltd	32,000	2.56%
UBS Nominees Pty Ltd	25,388	2.03%
Sandhurst Trustees Ltd	22,700	1.82%
Fortis Clearing Nominees Pty Ltd	20,825	1.67%
Bond Street Custodians Ltd	20,500	1.64%
Cogent Nominees Pty Ltd	15,000	1.2%
Westpac Custodian Nominees Ltd	14,500	1.16%
Catholic Church Insurances Ltd	10,000	0.80%
MF Custodians Ltd	10,000	0.80%
Temasek Holdings Pty Ltd	10,000	0.80%
Trustees of the De La Salle Brothers	9,750	0.78%
Australian Executor Trustees Ltd	8,691	0.70%
Clough Superannuation Pty Ltd	7,500	0.60%
National Nominees Ltd	7,345	0.59%
SCCASP Holdings Pty Ltd	7,000	0.56%
Lexicon Investments Pty Ltd	6,000	0.48%
RBC Global Services Australia Nominees Pty Ltd	6,000	0.48%
Rylelage Pty Ltd	6,000	0.48%

CORPORATE DIRECTORY

DIRECTORS

Robin Adair
Alec Brennan
James Carnegie
Laurence Freedman
Robert Koczkar
Paul McCullagh
Greg Minton

SECRETARY

Michael Kirkpatrick

REGISTERED OFFICE

Ground Floor, 10 Ord Street
West Perth WA 6005
Telephone (08) 9420 0222
Facsimile (08) 9321 1366
www.emecoequipment.com

EXCHANGEABLE NOTE REGISTER

ASX Perpetual Registrars
Level 8, 580 George Street
Sydney NSW 2000

AUDITORS

KPMG
152-158 St George's Terrace
Perth WA 6000

STOCK EXCHANGE LISTING

Emeco Ltd exchangeable notes are listed
on the Australian Stock Exchange Ltd
ASX code: EMC

This report is printed on Monza Satin produced with 55% recycled pulp including 25% post consumer waste
the remaining Elemental Chlorine Free pulp sourced from sustainable forests. The mill has ISO14001 accreditation.



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